



Honeywell

2002
ANNUAL REPORT

FINANCIAL HIGHLIGHTS



SALES
(Dollars in Billions)
$25.0
00
01
02
SEGMENT PROFIT
(Dollars in Millions)
$2,508
00
01
02
SEGMENT MARGIN
(Percent)
14.5
11.6
11.3
00
01
02

(Dollars and Shares in Millions, Except Per Share Amounts)	2002	2001	2000
Sales	**$ 22,274**	$ 23,652	$ 25,023
Net Income (Loss)[1]	**$ (220)**	$ (99)	$ 1,659
Diluted Earnings (Loss) Per Common Share[1]	**$ (0.27)**	$ (0.12)	$ 2.05
Cash Dividends Per Common Share	**$ 0.75**	$ 0.75	$ 0.75
Book Value Per Common Share	**$ 10.45**	$ 11.25	$ 12.03
Total Assets	**$ 27,559**	$ 24,226	$ 25,175
Common Shares Outstanding at Year-end	**854**	815	807
Employees at Year-end	**108,000**	115,000	125,000

1 In 2002, includes repositioning, litigation, business impairment, and other charges and gains on sales of non-strategic businesses resulting in a net after-tax charge of $1,864 million, or $2.27 per share. In 2001, includes repositioning, litigation, business impairment, and other charges resulting in a net after-tax charge of $1,771 million, or $2.18 per share. In 2000, includes repositioning, litigation, business impairment, and other charges and gain on the sale of the former Honeywell Inc. TCAS product line resulting in a net after-tax charge of $634 million, or $0.78 per share.

OPPOSITE PAGE, TOP: Our pervasive sensor networks protect airports like this one in Sydney, Australia, as well as public buildings, manufacturing plants, and homes.

MIDDLE: Cost-effective and extremely reliable, miniature sensors made by Micro-Electromechanical Systems (MEMS) technology serve as electronic watchdogs, monitoring and protecting your home and workplace.

BOTTOM: Ballistic-resistant vests made of Spectra® fiber are light and strong enough to stop even rifle bullets. They protect the U.S. Army, the U.S. Marines, and numerous law-enforcement agencies.

FORWARD-LOOKING STATEMENT ADVISORY Statements contained in this report concerning the company's goals, strategies, and expectations for business and financial results are "forward-looking statements" based on current expectations. No assurances can be given that the results in any forward-looking statements will be achieved and actual results could differ materially. Please review the section of this report captioned "Management's Discussion and Analysis," as well as reports the company files periodically with the Securities and Exchange Commission for information concerning factors which could affect the company's business.

TABLE OF CONTENTS


CUSTOMERS

TECHNOLOGY


PERFORMANCE



CUSTOMERS

DOING A GREAT JOB FOR OUR CUSTOMERS EVERY DAY

Maytag Appliances' refrigerators and freezers are insulated with Enovate™ 3000, a non-flammable, zero-ozone-depleting blowing agent that reduces the energy required to maintain cold temperatures.

Designed to exceed customer specifications, the AS907 turbofan engines on this Bombardier Challenger 300 business jet match the power of engines at comparable thrust levels with half the number of parts and 30 percent lower cost of ownership.


CHALLENGER
300

"Advance Auto uses Honeywell's **STRONG** brand names like Fram®, Prestone®, and Autolite® to pursue the estimated $60 billion in automotive maintenance that goes unperformed on an annual basis." — **MIKE COPPOLA**, Senior Vice President, Merchandising, Advance Auto

"Meeting and exceeding the high standards of security expected at Australia's premier airport is a constant challenge. Honeywell has helped Sydney Airport maintain leading-edge technologies by delivering information that is easier to use and faster to obtain, constantly keeping us ahead of requirements and ensuring the **EFFECTIVENESS** of our security operations." — **RUSS LEWIS**, Chief Information Officer, Sydney Airport Corporation

"Honeywell has done a great job of **SUPPORTING** Maytag Appliances in identifying refrigeration insulation solutions. Enovate™ 3000 represents the most cost-effective means of meeting new energy and environmental regulations affecting our industry." — **STEVE INGHAM**, Vice President and General Manager, Refrigeration Products, Maytag Appliances

"From the time we made our first airplane in 1958, Honeywell has been there every step of the way. You are more than a supplier, you are a **PARTNER**." — **VINCE HRENAK**, Vice President, Material and Procurement, Gulfstream Aerospace, a General Dynamics Company

CUSTOMERS



At Honeywell, our goal isn't just to outperform our competition; we want to help our customers outperform their competition. Our customers routinely tell us: We're more than a supplier, we're a true partner. We collaborate and rub shoulders on the shop floor as we design and deliver our new products and services.

A prime example: The AS907 turbofan engine will enter service on transcontinental business aircraft later this year. Designed by the customer for the customer, the design implemented more than 85 percent of the recommendations of an advisory board of pilots, maintenance directors, and shop personnel. Projected results show a 30 percent savings in cost of ownership, with line units that can be replaced in less than 20 minutes using a common 13-component toolkit. "Powered by Honeywell AS907 turbofan engines, our new Bombardier Challenger 300 business jet will enter corporate service in 2003," says John Holding, Executive Vice President, Engineering and Product Development, Bombardier Aerospace. "The close partnership between Honeywell and Montreal-based Bombardier Aerospace is a key factor behind the successful development of our super midsize jet."

The same headset applies to the Honeywell control systems that manage operations in large pharmaceutical plants, ensuring that manufacturing environments and processes comply with stringent U.S. Food and Drug Administration (FDA) regulations. With pharmaceutical companies eager to produce blockbuster replacements for drugs going off patent, our integrated software and sensor systems can speed up the introduction of new drugs to the marketplace. Honeywell solutions are also used by these companies to analyze asset efficiency, pinpoint problem areas, and improve energy usage.

We're always looking for ways to make life easier for our customers so they can focus on what they do best. This year, we completed comprehensive service agreements as a supplier of choice with airlines such as Continental and Southwest. Honeywell's Voice of the Customer measurement, on-time delivery (OTD) for repair and overhaul of auxiliary power units (APUs), improved from 96 percent to 100 percent between 2001 and 2002 for Southwest Airlines and remained a perfect 100 percent for Continental. "Honeywell is an extension of our operations," says K. Jun Tsuruta, Senior Vice President, Purchasing and Material Services, Continental Airlines. "Their support is critical to our day-to-day performance."

We provide similar value to Wal-Mart, where Honeywell is the category manager for key automotive products in all of their stores. It's a win-win situation — Wal-Mart outsources the day-to-day supply chain management and we monitor the trends that help us market our automotive products better. The result: double-digit growth in key categories for both Wal-Mart and Honeywell.

One of our biggest wins this year took our determination to do a great job for our customers to an even higher level. As the semiconductor industry transitioned to the next-generation copper chips, product yields dropped 40-60 percent. Through Honeywell's introduction of DUO™, an anti-reflective coating used in the photolithography process, our customers meet or exceed the high yields of the older technology with the higher-performance new technology. About 35 percent of our sales in the semiconductor industry comes from products like DUO™ that are less than three years old.

Integrating new materials requires dynamic customer connectivity. That's why Honeywell created *myinterconnect.com*, a collaborative online space where customers and equipment suppliers can learn how to integrate materials in the manufacturing process. "Honeywell's technology and total interconnect solutions have made a great contribution toward our products' good performance," says SangKwon Nam, Vice President, Procurement, Samsung. "We have been highly satisfied with Honeywell's on-time delivery and consistent support."

Doing a great job for our customers every day in quality, delivery, value, and technology. It's good for our customers and it's good for us.



TECHNOLOGY

CONNECTING OUR EXPERTISE WITH OUR CUSTOMERS' NEEDS

Honeywell Technology Solutions Laboratory (HTSL) in Bangalore, India, supports Honeywell units worldwide in developing, refining, and supporting mission-critical software, total product engineering solutions, and business process support applications.



Honeywell customized control systems manage operations in large pharmaceutical plants and ensure that manufacturing environments and processes comply with U.S. Food and Drug Administration (FDA) regulations.

"We found Honeywell offers today's best-in-class technologies. In addition, we like the fact that Honeywell is focused on delivering business **RESULTS**, as evidenced by their business consulting capabilities. Honeywell also has a long history of executing successful Conoco projects." — **JOHN FORD**, Manager, Magnolia Offshore Installations, ConocoPhillips

"Honeywell is an extension of our operations. Their support is critical to our day-to-day performance and this partnership has produced a **RELATIONSHIP** with open communication at the senior levels at both organizations."

— **K. JUN TSURUTA**, Senior Vice President, Purchasing and Material Services, Continental Airlines

"Honeywell's technology and total interconnect solutions have made a great contribution toward our products' good performance. We have been highly satisfied with Honeywell's on-time delivery and consistent support through the Target Localization and Supplier Management Inventory programs. We are pleased to have Honeywell as a business partner and look forward to continued **EXCELLENCE** in the future." — **SANGKWON NAM**, Vice President, Procurement, Samsung

"At Sears, we are working to provide more indoor comfort to our customers. Honeywell has enabled us to expand our portfolio of products and services to **SATISFY** customers' needs and to give them another reason to rely on Sears when it comes to outfitting their homes and families."

— **KEVIN CALLAHAN**, Vice President, Sales and Business Development, Product Repair Services, Sears, Roebuck and Co.

TECHNOLOGY



Honeywell excels at delivering innovative solutions with differentiating technology. Critical thinking is the bridge we build between our technical expertise and our customers' needs.

To ensure our technological expertise satisfies our customers' needs from the outset, Honeywell has created robust, funded technology roadmaps for our products and services that are supported by Design for Six Sigma (DFSS). A critical part of our strategy to deliver new products and services, DFSS will be a key driver in our growth initiative.

In Aerospace, our Primus Epic® integrated avionics system reduces up to 450 pounds on an airplane, freeing critical space for more passengers. Thanks to its fewer components, Primus Epic® improves overall aircraft reliability, while presenting pilots with better information in an accessible format that reduces their workload. Initially introduced for business jets, the Primus Epic® platform will soon be certified in regional aircraft, general aviation, and helicopters.

Our innovative variable-geometry turbocharging technology is used in top-performing diesel cars throughout Europe and has helped increase diesel penetration on the continent to more than 40 percent as European drivers seek our performance-oriented, fuel-efficient vehicles. This year, we introduced a new product that applies this technology to commercial diesel trucks, a crucial step in meeting increasingly lower emissions requirements. Gasoline turbochargers, which deliver the power and performance of a much larger engine, consuming 15-20 percent less fuel and significantly reducing emissions, is a high-potential growth area.

The futuristic technology of Micro-Electromechanical Systems (MEMS) miniaturizes sensors to perform previously impossible tasks in a variety of applications. MEMS are the next-generation solution to low-cost smart-weapons guidance and navigation. A miniature gyroscope on silicon chips, MEMS pack the navigation sensor and control systems that used to require 33 cubic inches into 2 cubic inches at a 60 percent cost reduction with greater reliability.

Integrated wireless sensor networks represent a key growth area for Automation and Control Solutions (ACS). Our Experion PKS™ (Process Knowledge System) platform combines pervasive sensors with control software systems, enabling plant managers to monitor and optimize their operations most efficiently — often from a remote location. For example, Honeywell monitors the control systems and processes in Alcoa World Alumina and Chemicals' (AWAC) refinery in Jamaica from a central monitoring facility in Houston. AWAC is a global alliance between Alcoa and Alumina Limited. Plans are in place to expand this service to five other refineries worldwide. These systems are used extensively in petrochemical, pulp and paper, and other process industries.

In our Specialty Materials segment, Spectra® fiber is one of the strongest and lightest fibers in the world. Spectra® materials are used in ballistic-resistant vests worn by the U.S. Army, the U.S. Marines, and many law-enforcement agencies. Vests containing Spectra® materials can shield wearers from hand grenades, fragmentation rounds, and even rifle bullets while limiting weight and bulkiness. Spectra® fiber has plenty of non-military uses, too. These properties also make Spectra® a crucial component in armored cockpit doors in commercial aircraft. When converted into rope, it has the tensile strength of wire seven times its weight. It doesn't rust and it floats, which is why ships traversing the Panama Canal — which sees the most working rope use in the world — are towed and tethered by Spectra® lines.

The connective tissue linking our products and people is our Honeywell Technology Laboratories (HTLs) in Phoenix, Arizona and Minneapolis, Minnesota; Bangalore, India; Beijing, China; and this year, in Shanghai, China, and Brno, Czech Republic. HTLs perform much of our software product development and support, research and technology development, and, increasingly, mechanical and electronics analysis and design engineering. Providing end-to-end solutions, HTL engineers can increase the number of new products developed and shorten their time to market.

Honeywell's responsive high-performance technology: Innovating for the sake of our customers.

Unmanned aerial vehicles, such as this Predator B, are a cornerstone of future combat systems. Honeywell expertise helps these remote observation tools fly farther, stay airborne longer, and communicate better.



PERFORMANCE

SATISFYING OUR CUSTOMERS AND THEIR CUSTOMERS


S EK 9055

Turbochargers pack the power of a larger engine into a smaller, more fuel-efficient system, resulting in reduced emissions and fuel consumption, while maintaining performance.

"Powered by Honeywell AS907 turbofan engines, our new Bombardier Challenger 300 business jet will enter corporate service in 2003. The close partnership between Honeywell and Montreal-based Bombardier Aerospace is a key factor behind the **SUCCESSFUL** development of our super midsize jet." — **JOHN HOLDING**, Executive Vice President, Engineering and Product Development, Bombardier Aerospace

"Garrett®'s variable-geometry turbocharger technology helped make the new International Truck and Engine Corporation V8 turbo diesel engine a **WORLD-CLASS** product. This engine will be a real winner in the marketplace, and has been recognized by *Ward's AutoWorld* as one of the 10 best engines for 2003." — **DICK FOTSCH**, President, International Engine Group

"The end result of our partnership with Honeywell is product availability and **RELIABILITY** at greatly reduced total ownership costs. This is a win for our contractor and organic support, a win for the taxpayers, and a win for our sailors." — **REAR ADMIRAL WALLY MASSENBURG**, Assistant Commander for Logistics, Naval Aviation Systems Command (NAVAIR)

"We've developed a key partnership with Honeywell that has resulted in energy savings, as well as quality of life improvements for the 44,000 soldiers at Fort Bragg. Honeywell's **HIGH-PERFORMANCE**, energy-efficient equipment and operational improvements will help the Army achieve its long-range goal of reducing energy use by 30 percent between 1985 and 2005." — **ROD CHISHOLM**, Deputy Director of Public Works, Fort Bragg, U.S. Army

PERFORMANCE



nderstanding customer needs combined with our technology products will result in top performance for both our customers and investors. Increasing this focus will result in better products and services that our customers want and will drive growth.

Our products and services support our customers and consumers in numerous ways. Honeywell sends a strong and powerful message to consumers through our value-added relationships with our customers. The safety, security, and energy efficiency of your home and workplace, the power and efficiency of the car you drive and the airplane in which you fly, and the medicine you take to preserve your health — Honeywell products and technologies protect and improve your life every day.

Honeywell sensors go well beyond thermostats in the home. Temperature control is just one of the ways we can guarantee that your home and work environment are comfortable. Sensors are present in everyday applications in homes, buildings, cars, airplanes, and manufacturing plants.

Micro-Electromechanical Systems (MEMS) technology provides small and cost-effective sensors on a silicon chip to monitor air quality for biological contaminants and improve the detection of gases such as carbon monoxide, carbon dioxide, and other contaminants. This technology will also revolutionize precision guidance weapons. Sensors serve as electronic watchdogs — detecting motion or breaking glass, and using digital video technology to guard against intruders. These sensors can be connected on a wireless network, creating a protective, dependable cloak around your home and workplace. Sensors play an important role in another kind of security: preserving our environment. Whether in a car, home, or building, sensors can improve energy efficiency.

Honeywell research has developed non-ozone-depleting HFC (hydrofluorocarbon) refrigerants and blowing agents. Enovate™ 3000, a non-flammable, zero-ozone-depleting blowing agent used in insulation foam, won Honeywell the Environmental Protection Agency's (EPA) 2002 Stratospheric Ozone Protection Award. Low in toxicity and easy to apply, Enovate™ 3000 keeps our refrigerators and freezers cold and our buildings comfortable, with no impact on the ozone layer.

Our non-toxic Lumilux® phosphorescent pigments conserve energy while providing safety benefits. With an increasing demand for emergency signage and pathway lighting systems that don't depend on electricity, customers such as the United Nations, manufacturing facilities, and high-rise buildings look to Lumilux® to provide a longer illumination than other glow-in-the-dark pigments and a color so bright you can actually read by its light. These same properties make Lumilux® attractive for energy-saving nighttime lighting in office buildings and homes.

Honeywell products also help promote peace of mind in an area that touches everyone — health. When you buy over-the-counter drugs in a blister pack, the blister protecting the capsules is often made of Aclar® film. Prescription drugs are increasingly packaged in Aclar® film so the blister cards can be labeled to encourage compliance with the prescription schedule. Aclar® film is also being considered for inhalable drug applications, such as asthma medications and insulin. Child-protective and senior-friendly, Aclar® film packaging makes it easier and safer for people to get the medicine they need.

Our high-performance, turbocharger technology has shown proven success in one of the world's most demanding automobile races. In 2002, these engines enabled Audi Sport Team Joest to capture first, second, and third place in the prestigious 24 Hours of Le Mans race. Audi engines have taken the top three spots in the grueling endurance race for three years in a row, with Garrett® turbochargers showing 100 percent reliability in each race.

Honeywell products and technologies make a world of difference, performing for our customers in more innovative ways every day.

TO OUR SHAREOWNERS

This past year was a challenging one. Despite the stalled economic recovery, our company performed well. Sales were down 6 percent from $23.7 billion in 2001 to $22.3 billion in 2002 primarily due to the decline in Commercial Aerospace and continued softness in capital spending and industrial production around the world. Extensive cost restructuring allowed us, even in this difficult environment, to generate ongoing earnings per share of $2.00, essentially flat with the $2.05 earned the previous year. It was necessary for us to reduce our total year commitment twice during the third quarter, a performance none of us here have a desire to repeat. Nonetheless, maintaining earnings with the economic headwinds and resulting sales decline was very nice work. Our free cash flow was just superb coming in at a record $2.0 billion, beating original expectations by more than $500 million. Cash means flexibility.

It was also a year for us to bring stability back to the company after three years of turmoil. We have addressed or are addressing all the critical challenges impacting the company. In the fourth quarter, we took a $1.9 billion after-tax charge to earnings to resolve specific issues associated with asbestos, asset write-downs, particularly in Specialty Materials, and needed restructuring in our businesses. We have made great strides in resolving asbestos liabilities facing the company. In anticipation of a final resolution of our North American Refractories Company (NARCO) exposure, we committed the funding needed to establish a 524(g) trust. In addition, early in 2003 we announced a potential deal with Federal-Mogul that would resolve all of our Bendix-related asbestos liability. In exchange for our Friction Materials business and the rights to proceeds from related insurance coverage, all Bendix asbestos liability would be channeled to the trust to be established by Federal-Mogul. It is a good deal for Federal-Mogul, particularly given synergies between the businesses, and a good deal for us. With both the NARCO and Bendix deals, we are seeking to resolve both current and future asbestos claims. Looking at pensions, although not required until 2005, we contributed $830 million in stock and cash to our pension fund to make sure it is fully funded for the future. These have been painful, but necessary actions to "clear the decks" and prepare ourselves for a terrific future.

INTEGRITY AND GOVERNANCE Honeywell has a culture of governance and integrity essential for the success of any company. Credibility is our most valuable asset. Honeywell was in compliance with the key components of Sarbanes-Oxley, long before it became law. Our directors are independent and most are current or former CEOs, able and willing to provide me with the professional guidance and advice needed to lead a company of this size. I could not have more respect for our board and what they do to help lead our company forward.

Our employees also play a critical role. Employees everywhere want to be proud of the company where they work. We support that with our focus on integrity, a commitment to full compliance with all laws in all countries. There is no support, no "wink and a nod" for anyone violating the law. We take the same approach to good accounting and controls. In addition to the quarterly certification of financial statements by our CFO and me, we have implemented a process to require certifications from business leaders across the company. It has resulted in a careful re-examination in every part of the organization around the world. When disciplinary actions are required, they are implemented expeditiously. Good financial records are critical not just for external reporting, but also because they are the primary information system companies use to determine if business actions being taken are working. If the data are flawed, leaders make bad decisions and that helps no one.

MOVING FORWARD So where does that bring us? We have stability after three tumultuous years, our big issues are being addressed, and good governance principles are in place. Now we begin to move forward again. Our employees are ready for it.

During my first weeks at Honeywell, I visited with about 20,000 employees in nine countries. The intent was to do some "cheerleading" and bring momentum to what I expected to be a dispirited group. Instead, I drew inspiration from them.

There was no whining, no recriminations about the past, no disaffection. What clearly came across was a drive, a desire, a determination to move forward! They were asking for direction. I wasn't pushing them ... they were pushing me!

FIVE INITIATIVES We introduced our Five Initiatives (Growth, Productivity, Cash, People, and our Enablers, DigitalWorks and Six Sigma) to propel our company forward and unite our workforce around a specific set of priorities. We have made terrific progress in each area, though it's also clear there is a lot more we can do. These initiatives provide a clear framework for making our company better every day.

GROWTH Growth is the most important initiative for us to drive in the coming years. Not because it's more important than productivity or cash but because it's the one where we've had the least success. Honeywell has great positions in very good industries, wonderful technologies to differentiate and add value for customers, social and regulatory trends working for us, great people, and a strong balance sheet. The only missing element has been our own drive and focus to make growth happen.

Consider our businesses. Commercial Aerospace will come back strongly at some point. We all know people will travel more. Businesses everywhere are becoming more global,

Chairman and Chief Executive Officer David M. Cote



families more dispersed, and tele/videoconferencing will always be a poor substitute for being there. Business jets will become an even more important tool for busy executives. The Defense business (about 40 percent of Aerospace sales) is growing well. Our positions in all these sectors focus on areas where technology differentiation makes a difference ... safety equipment, avionics, auxiliary power units (APUs), engines ... all excellent. Additionally, about 45 percent of segment sales are in the aftermarket, clearly an area we can continue to build.

Automation and Control Solutions is similarly positioned, an industry growing well globally over the course of a cycle, differentiated technologies, and about 40 percent of our sales in services. The Honeywell brand, known throughout the world, has the greatest impact here. Our positions in energy-efficient products, fire safety and security in homes, buildings, and factories are terrific. The demand for all our products and services will expand as we use our technologies to differentiate our products and make them easier to use and install.

Specialty Materials has been a more difficult situation to manage. Half our businesses (Specialty Chemicals, Electronic Materials, Spectra®, Fluorines, Barrier Films) have great growth potential, while others (Nylon, Engineered Plastics, Polyester, Commercial Roofing, Metglas®) do not. We made good progress during the year with the sale of the Pharma and Advanced Circuits businesses, and announcement of an exchange of our Engineered Plastics business for BASF's fibers business. This transaction will improve our position in a difficult industry and provide more flexibility and strategic options. As you'd expect, we're working to grow the first group and to resolve the issues in the second.

In Transportation and Power Systems, our Consumer Products Group brands (Fram®, Autolite®, Holts®, and Prestone®) are terrifically placed in the retail auto aftermarket. While that industry is not growing rapidly, it is stable and our strong brands have performed very well. Turbochargers are an absolute jewel of a business. Turbochargers create the same performance as a full-size engine but in an engine one-third to one-half the size and at a comparable total cost. This means better fuel efficiency, one-third to one-half the emissions, and no major difference in auto performance or cost for consumers. They are used extensively on diesels today and are just beginning to penetrate gasoline engines, a segment four times the size.

Proprietary technologies have always been the foundation of our company. Increasing use of sensors, Micro-Electromechanical Systems, or MEMS (the ability to miniaturize), jet engine turbine technology applied to turbochargers, unique chemistries like fluorines and films, wireless applications ... all provide the ability to add value for our customers. Social and regulatory trends like improving energy efficiency, reducing emissions, protecting the ozone, aircraft safety, and increased attention to home/building security all work to our strengths. Our balance sheet and cash flow generation provide the funding we will need to grow.

The only missing element has been institutionalizing a growth process. It has not been part of our psyche. We have a tremendous productivity culture and we can apply that same mindset to growth. All those things we do to drive productivity ... small and large programs, long-term and short-term projects, who is going to do what when ... can also be used to drive growth.

We will use those tools to drive growth on two dimensions ... implementing a clearly defined growth process and executing on the fundamentals. Each business is creating a process to generate, select, and develop growth ideas. We want a culture where everyone thinks about growth every day just like we do with cost. It's just as important.

We will also focus on four fundamentals. The first is to do a superb job for our customers every day in quality, delivery, value, and technology. It's tough to talk with a customer about a new product or service if we're not doing a great job with what they have already ordered. The second is superior sales and marketing. We have been a company driven by manufacturing, technology, and finance. All good things, of course, but we also need to be more market oriented. The third is globalization, particularly increasing our presence in emerging markets. The fourth is developing robust, funded technology roadmaps for new products and services all supported with a strong commitment to DFSS, Design for Six Sigma. While perhaps sounding elementary at some levels, it's amazing how often people and companies forget how important it is to do each of these four things well. We will be relentless in our drive to make our growth process succeed.

PRODUCTIVITY Much of this letter has been devoted to growth for a good reason. It hasn't been a historic strength and we need to make it one. That in no way implies any lessening of our long-standing commitment to productivity. Productivity gives us the freedom and the funding to grow. It is essential. We will continue driving productivity with new ideas and our ability to execute them.

CASH In their focus on earnings, companies sometimes forget the significance of cash flow. Cash flow needs a daily mindset just like operations. Cash provides the flexibility needed to grow. Whether it's used to invest in our businesses, increase dividends, repurchase stock, or acquire new businesses, cash is the ultimate facilitator. We have been good cash generators in the past and we'll continue to do so. Working capital alone (primarily, receivables and inventories) is a $2-3 billion opportunity for us. We have a great balance sheet and intend to make it stronger.

PEOPLE People make all the difference. The best people, committed and organized correctly, can frequently transcend bad processes and sometimes even a bad strategy. Having great teams means having great people. Our focus on differentiation in selection, reward, promotion, and training has been intensified. Management Resource Reviews (MRRs), where we discuss the performance and teamwork of individuals and businesses throughout the company, have become more rigorous, candid, and open. The introduction of a new clearly defined set of Honeywell Behaviors (see page 24) will aid this process, focusing people not just on results but also on how we go about getting them. We need results and teamwork.

ENABLERS Our two Enablers are DigitalWorks (formerly Digitization) and Six Sigma. DigitalWorks has been a great source of productivity for us, which will enable us to achieve the $500 million annual savings commitment a year early. Focal points going forward, in addition to driving more productivity, will be our growth processes and integration of legacy systems in Aerospace, Automation and Control Solutions, and Europe. Systems issues in these three areas are a source of customer and employee dissatisfaction, so we have started a three-year plan to improve them significantly.

Six Sigma is progressing well. At the beginning of the year, we had about 60 percent of our management population trained in the Six Sigma basics of Define-Measure-Analyze-Improve-Control (DMAIC) and no one trained in DFSS (Design for Six Sigma). By the end of 2003, we will have 100 percent of our management population trained in DMAIC and by June of this year, 100 percent of our engineers will be DFSS trained. This substantial training commitment will make a huge difference to our Growth, Productivity, and Cash Initiatives.

CUSTOMERS + TECHNOLOGY = PERFORMANCE It's been a very busy year! While generating good performance during a tough economic time, we also addressed our major issues, brought stability to the company, and launched our Five Initiatives to develop an even brighter future. We have great positions in good industries, differentiating technologies, social and regulatory trends in our favor, a strong balance sheet, a terrific productivity culture to build upon, and energized people who know how to get things done. Honeywell is in a wonderful position to grow.

Our challenge will be to develop that growth culture by harnessing the ideas of our people, developing and funding those ideas into new business, and especially recognizing the significance of doing a great job for our customers every day.

An increased focus on customers along with enhancing our ability to differentiate with technology will result in improved and more dependable performance. More simply... customers plus technology equals performance... the theme for this annual report.

We have done a significant amount of work, but we still have a lot more to do. There is tremendous opportunity at Honeywell and it starts with our customers. Our customer commitment must be palpable and relentless. Honeywell's goal is to not just outperform our competition but to help our customers outperform their competition.

I am excited about our future.



DAVID M. COTE
Chairman and Chief Executive Officer
February 24, 2003

AEROSPACE

The customer-focused design of the Primus Epic® integrated avionics system eases the pilot's workload and reduces the operating cost of the aircraft.

AUTOMATION AND CONTROL SOLUTIONS

More than 13,000 ships pass through the Panama Canal every year. Honeywell security systems ensure that their transit is safe and secure.

SPECIALTY MATERIALS

Aclar® film is the preferred transparent packaging for the pharmaceutical industry's new generation of moisture-sensitive drug delivery systems.

TRANSPORTATION AND POWER SYSTEMS

Honeywell's turbocharger business in China grew more than 50 percent in 2002 as the truck fleet expanded to support the country's rapidly growing infrastructure.

AEROSPACE



Honeywell is a leading global supplier of aircraft engines, avionics, and related products and services for commercial airlines, business and regional aircraft, manned and unmanned military aircraft, and spacecraft. Our commitment to customer satisfaction and cutting-edge technology helps account for our $43 billion in new business wins over the past four years, despite unfavorable industry and economic conditions.

We're applying our engineering knowledge to develop innovative, dependable, and timely products that our customers want, such as our new AS907 turbofan engine, which begins delivery in the first quarter of 2003; the Primus Epic® integrated avionics system for new business and regional jet platforms; safety-enhancing avionics systems; guidance systems for unmanned military aircraft; and increased product content on existing aircraft with all branches of the U.S. armed forces.

Honeywell's solutions offer gate-to-gate integration technologies that create real value for our customers. We're upgrading existing airplanes by retrofitting them with equipment that enhances the safety, performance, and durability of the aircraft, while reducing weight and operating cost. We're accelerating next-generation micro-electromechanical precision guidance and control systems to respond to military and defense needs.

In the longer term, we're expanding our knowledge management systems into crucial new technologies, such as predictive monitoring and automatic diagnosis of aircraft engines and utility systems, further integration of in-flight and on-ground safety features for aircraft and airports, and high-bandwidth wireless connections from ground and satellite networks.

ABOVE: Honeywell's integrated power management system shaved weight and length from the new Joint Strike Fighter, resulting in improved aerodynamics and fuel efficiency.

LEFT: Robert D. Johnson, President and Chief Executive Officer, Aerospace

AUTOMATION AND CONTROL SOLUTIONS



Honeywell provides innovative solutions that make homes, buildings, and industrial sites more efficient, safe, and comfortable. As a result of this year's acquisitions of Invensys Sensor Systems and Ultrak Inc.'s closed-circuit television technology business, we have become a leading global sensor manufacturer and integrator with a broad range of applications.

Security in public buildings, industrial sites, airports, and government facilities is a growing segment that we address with protective networks that integrate facial recognition, fingerprint identification, pattern familiarity, and other forms of access control with digital video to ensure that no area is unsecured.

In industrial settings, our control and monitor production processes help customers improve safety and productivity. Using miniature sensors and sophisticated wireless communications, our integrated knowledge management systems tailor data presentation to each user's needs. We're expanding our installed base through new products such as Experion PKS™ (Process Knowledge System), which automates, controls, and monitors manufacturing operations, boosting capacity and cost-effectiveness. Another growth area is maintaining the stringent environments and processes in pharmaceutical and semiconductor fabrication plants.

In more than 100 million homes and buildings, Honeywell helps people manage their indoor climate, monitor energy usage, reduce energy costs, improve air quality, and enhance security and safety. Our technology detects glass-breaks and irregular motion, as well as chemical contaminants such as carbon monoxide, carbon dioxide, and smoke.

LEFT: J. Kevin Gilligan, President and Chief Executive Officer, Automation and Control Solutions

BELOW: Honeywell automation technologies allow manufacturers around the world to monitor, manage, and safeguard their production processes from central control rooms.

SPECIALTY MATERIALS



Honeywell produces high-performance specialty materials for applications as diverse as telecommunications, electronics, ballistic protection, pharmaceutical packaging, and counterfeiting avoidance. Honeywell chemicals and materials are used in a wide range of products that people worldwide benefit from every day.

Over the past decade, Honeywell has been at the forefront in the research and development of environmentally safer fluorocarbon technology. Our new, zero-ozone-depleting, nonflammable, liquid-blowing agent Enovate™ 3000 is used in refrigerator and freezer foam insulation, metal panels, and spray foam for residential and commercial construction.

The demand for multi-use Spectra® fiber continues to increase. Its lightweight, multi-hit ballistic protection capabilities already help military units and law-enforcement agencies worldwide, and it is a principal ballistic material on armored cockpit doors. While security and defense make up a large portion of the business, the high-performance rope, sailcloth, cut-resistant work gloves, and superior fishing line segments are also expanding.

Honeywell Electronic Materials supplies key materials that produce the conductive and dielectric films used in the manufacture of integrated circuits. These films greatly enhance the speed and complexity achievable in the end device. Our new DUO™ anti-reflective coating and innovations in Low-k-dielectrics, as well as state-of-the-art sputtering targets for metalization, are enabling even smaller and faster integrated circuits for the semiconductor industry.

ABOVE: Answering the increasing demand for non-electric emergency signage, non-toxic Lumilux® phosphorescent pigment provides a longer glow than other pigments and a shine bright enough to read by its light.

LEFT: Dr. Nance K. Dicciani, President and Chief Executive Officer, Specialty Materials

TRANSPORTATION AND POWER SYSTEMS



Honeywell's automotive products improve the performance, efficiency, and appearance of cars, trucks, and other vehicles around the world. Global turbocharging demand continues to grow as automotive manufacturers and end users seek fuel-efficient technologies that enhance engine performance and reduce emissions. Smaller turbocharged engines provide the same performance as much larger, naturally aspirated engines, thereby saving fuel and reducing cost to manufacturers and owners.

We are rapidly commercializing new technologies that improve reliability and performance, expand our platform of applications, and increase our reach into new end segments. The ground-breaking variable-geometry turbocharger technology that we pioneered for passenger cars is now being applied to commercial trucks, as engine manufacturers seek to meet strict new emissions standards. We continue to design the next generation of passenger car turbocharger technology with electronically assisted boosting systems, further enhancing performance.

Honeywell's best-selling consumer automotive products include well-known names such as FRAM®, Prestone®, Autolite®, and Holts®. We continue to grow through new consumer product introduction, brand support, and retail distribution. Drivers are devoting a greater amount of time to enhancing the exterior and interior of their cars and are looking to trusted brand names for high-quality new products. We have responded by developing brand extensions for a variety of automotive appearance products, such as tire and wheel cleaners, and wash and wax products.

LEFT: Robert J. Gillette, President and Chief Executive Officer, Transportation and Power Systems

BELOW: Honeywell's new state-of-the-art manufacturing facility in Mexicali, Mexico, is producing next-generation turbocharging technology that will help diesel truck makers meet tough new emissions regulations.

HONEYWELL BEHAVIORS

GROWTH AND CUSTOMER FOCUS recognizes that we need to think differently in order to grow. The customer is the cornerstone of our success. Effective employees do a superb job for customers every day in quality, delivery, value, and technology. They aggressively pursue new opportunities through superior sales and marketing, globalization, and technology roadmaps supported by Design for Six Sigma.

LEADERSHIP IMPACT means thinking like a leader regardless of your job, delivering on commitments, and being a role model for others. All leaders demonstrate passion for their work and care about the people in the organization. Each employee must be able to: 1) conceptualize an issue, 2) develop an action plan to address the issue, and 3) execute the plan.

GETS RESULTS requires consistently meeting commitments to the business and to others. Quickly translate business requirements into actions by defining "who does what by when" to ensure plans are executed.

MAKES PEOPLE BETTER encourages excellence in peers, subordinates and/or managers. Be a positive influence in the development of others.

CHAMPIONS CHANGE AND SIX SIGMA drives continuous improvement and fosters a Six Sigma mindset to make decisions that are in the best interests of customers, shareowners, and the organization. It reflects a constant commitment to do things better. Strongly supports Design for Six Sigma. Champions change that ensures the long-term strength of the company regardless of personal impact.

FOSTERS TEAMWORK AND DIVERSITY defines success in terms of the whole team. Employees must understand and capitalize on the fact that Honeywell's workforce is composed of individuals who represent a great diversity of values, opinions, backgrounds, cultures, and goals. Recognizes diversity as an important value and develops diverse teams. Effective team leaders not only meet the expectations of their role as leaders, but they also set and meet the expectations for team members.

GLOBAL MINDSET is viewing the business from all relevant perspectives and seeing the world in terms of integrated value chains.

INTELLIGENT RISK TAKING recognizes that generating greater returns requires taking greater risks. While using sound business judgment, has the courage to take action where outcomes are uncertain but where potential rewards are great. Business decisions often need to be made based on incomplete information.

SELF-AWARE/LEARNER individuals recognize their behaviors and how they affect those around them. Employees must accurately assess their own strengths and weaknesses and take action to improve.

EFFECTIVE COMMUNICATOR means providing timely and concise information to others, and using clear and thoughtful oral and written communications to influence, negotiate, and collaborate effectively. Leaders and employees need to appreciate that effective communication is about listening and being listened to but is not always about being in agreement.

INTEGRATIVE THINKER decides and takes action by applying intuition, experience, and judgment to the data available. Demonstrates ability to assimilate various and conflicting information or opinions into a well-considered decision. Understands the implications of individual actions or recommendations on other systems, markets, processes, and functions.

TECHNICAL OR FUNCTIONAL EXCELLENCE means being capable and effective in a particular area of expertise. Employees must remain aware of advances and current thinking in their fields and look for ways to apply the latest technologies to their work.

SELECTED FINANCIAL DATA

Honeywell International Inc.

(Dollars in Millions, Except Per Share Amounts)	**2002**	2001	2000	1999	1998	1997
	Years Ended December 31,					
RESULTS OF OPERATIONS						
Net sales	**$22,274**	$23,652	$25,023	$23,735	$23,555	$22,499
Net income (loss)[1]	**(220)**	(99)	1,659	1,541	1,903	1,641
PER COMMON SHARE						
Net earnings (loss):						
Basic	**(0.27)**	(0.12)	2.07	1.95	2.38	2.04
Assuming dilution	**(0.27)**	(0.12)	2.05	1.90	2.34	2.00
Dividends	**0.75**	0.75	0.75	0.68	0.60	0.52
FINANCIAL POSITION AT YEAR-END						
Property, plant and equipment — net	**4,055**	4,933	5,230	5,630	5,600	5,380
Total assets	**27,559**	24,226	25,175	23,527	22,738	20,118
Short-term debt	**370**	539	1,682	2,609	2,190	1,238
Long-term debt	**4,719**	4,731	3,941	2,457	2,776	2,394
Total debt	**5,089**	5,270	5,623	5,066	4,966	3,632
Shareowners' equity	**8,925**	9,170	9,707	8,599	8,083	6,775

Note: Commencing January 1, 2002, we ceased amortization of goodwill and indefinite-lived intangible assets. See Note 13 of Notes to Financial Statements for further details.

[1] In 2002, includes net repositioning, litigation, business impairment and other charges and gains on sales of non-strategic businesses resulting in a net after-tax charge of $1,864 million, or $2.27 per share. In 2001, includes net repositioning, litigation, business impairment and other charges resulting in an after-tax charge of $1,771 million, or $2.18 per share. In 2000, includes net repositioning, litigation, business impairment and other charges and a gain on the sale of the TCAS product line of Honeywell Inc. resulting in a net after-tax charge of $634 million, or $0.78 per share. In 1999, includes merger, repositioning and other charges and gains on the sales of our Laminate Systems business and our investment in AMP Incorporated common stock resulting in a net after-tax charge of $624 million, or $0.78 per share. In 1998, includes repositioning charges, a gain on settlement of litigation claims and a tax benefit resulting from the favorable resolution of certain prior-year research and development tax claims resulting in a net after-tax charge of $4 million, with no impact on the per share amount. In 1997, includes repositioning and other charges, gains on the sales of our automotive Safety Restraints and certain Industrial Control businesses and a charge related to the 1996 sale of our automotive Braking Systems business resulting in a net after-tax charge of $5 million, with no impact on the per share amount.

RESULTS OF OPERATIONS

Net sales in 2002 were $22,274 million, a decrease of $1,378 million, or 6 percent compared with 2001. Net sales in 2001 were $23,652 million, a decrease of $1,371 million, or 5 percent compared with 2000. The change in net sales in 2002 and 2001 is attributable to the following:

	2002 Versus 2001	2001 Versus 2000
Acquisitions	—%	1 %
Divestitures	(3)	(2)
Price	(2)	(1)
Volume	(2)	(2)
Foreign Exchange	1	(1)
	(6)%	(5)%

Cost of goods sold of $17,615, $20,125 and $18,673 million in 2002, 2001 and 2000, respectively, included net repositioning and other charges of $561, $2,134 and $413 million in 2002, 2001 and 2000, respectively. See the repositioning, litigation, business impairment and other charges section of this Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) for further details. Cost of goods sold in 2001 and 2000 also included $204 and $206 million, respectively, of amortization of goodwill and indefinite-lived intangible assets. Such amortization expense was excluded from cost of goods sold in 2002 in conformity with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which we adopted January 1, 2002. See Note 1 and 13 of Notes to Financial Statements for further discussion of the adoption of SFAS No. 142. The decrease in cost of goods sold of $2,510 million in 2002 compared with 2001 resulted from a $1,573 million reduction in repositioning and other charges, a $733 million reduction due principally to lower sales in our Aerospace segment and lower costs due to the benefits of repositioning actions, mainly workforce reductions, and the elimination of goodwill and indefinite-lived intangible asset amortization of $204 million. The increase in cost of goods sold of $1,452 million in 2001 compared with 2000 resulted from a $1,721 million increase in repositioning and other charges partially offset by a $269 million decrease in cost of goods sold due principally to lower sales in our Specialty Materials and Aerospace segments and lower costs due to the benefits of repositioning actions, mainly workforce reductions.

Selling, general and administrative expenses were $2,757, $3,064 and $3,134 million in 2002, 2001 and 2000, respectively. Selling, general and administrative expenses included net repositioning and other charges of $45 and $151 million in 2002 and 2001, respectively. See the repositioning, litigation, business impairment and other charges section of this MD&A for further details. The decrease in selling, general and administrative expenses of $307 million in 2002 compared with 2001 resulted from a $106 million reduction in repositioning and other charges, as well as a $201 million reduction due to lower sales in 2002 and lower costs due to the benefits of repositioning actions, mainly workforce reductions. The decrease in selling, general and administrative expenses of $70 million in 2001 compared with 2000 resulted from a $221 million reduction due to lower sales in 2001 and lower costs due to the benefits of repositioning actions, mainly workforce reductions, partially offset by a $151 million increase in repositioning and other charges.

Retirement benefit (pension and other postretirement) plans income was $27 million in 2002 compared with income of $165 million in 2001. The decrease in income of $138 million was due principally to the poor investment performance of our U.S. pension fund assets since 2000. Retirement benefit plans income was $165 million in 2001 compared with income of $282 million in 2000. The decrease in income of $117 million was mainly due to the poor investment performance of our U.S. pension fund assets and higher retiree medical costs. See Note 22 of Notes to Financial Statements for further details on our pension and postretirement plans. Future effects on operating results will principally depend on pension plan investment performance and other economic conditions. See Critical Accounting Policies section of this MD&A for a further discussion of our U.S. pension plans and their impact on our consolidated results of operations and financial position.

Loss on sale of non-strategic businesses of $124 million in 2002 represented the pretax loss on the dispositions of Specialty Chemical's Pharmaceutical Fine Chemicals (PFC) and Advanced Circuits businesses and Automation and Control Solutions Consumer Products business totaling $249 million, partially offset by the pretax gain on the disposition of our Bendix Commercial Vehicle Systems (BCVS) business of $125 million. The divestitures of these businesses reduced net sales and increased segment profit in 2002 compared with 2001 by approximately $500 and $31 million, respectively. Aggregate sales proceeds were approximately $435 million consisting of cash and investment securities. (Gain) on sale of non-strategic businesses of $112 million in 2000 represented the pretax gain on the government-mandated divestiture of the TCAS product line of Honeywell Inc. (the former Honeywell) in connection with the merger of AlliedSignal Inc. and the former Honeywell in December 1999.

Asbestos related litigation charges, net of insurance totaled $1,548, $159 and $7 million in 2002, 2001 and 2000, respectively, related mainly to costs associated with asbestos claims of North American Refractories Company (NARCO). See Asbestos Matters in Note 21 of Notes to Financial Statements for further discussion.

Business impairment charges of $877, $145 and $410 million in 2002, 2001 and 2000, respectively, related principally to the write-down of property, plant and equipment in businesses in our Specialty Materials segment and in our Friction Materials business. See the repositioning, litigation, business impairment and other charges section of this MD&A for further details.

Equity in (income) loss of affiliated companies was income of $42 million in 2002 and losses of $193 and $89 million in 2001 and 2000, respectively. Equity in (income) loss of affiliated companies included repositioning and other charges of $13, $200 and $136 million in 2002, 2001 and 2000, respectively. See the repositioning, litigation, business impairment and other charges section of this MD&A for further details. The increase in equity in (income) loss of affiliated companies of $235 million in 2002 compared with 2001 resulted from a $187 million decrease in repositioning and other charges. The increase also resulted from exiting a joint venture in our Aerospace segment ($9 million), an improvement in earnings from joint ventures in our Specialty Materials and Automation and Control Solutions segments ($23 million), and accounting for the first quarter of 2002 operating results of our BCVS business using the equity method since control of the business was transferred to Knorr-Bremse AG in January 2002 ($6 million). The decrease in equity in (income) loss of affiliated companies of $104 million in 2001 compared with 2000 resulted from a $64 million increase in repositioning and other charges, as well as a gain on the sale of our interest in an automotive aftermarket joint venture in 2000.

Other (income) expense was income of $4, $17 and $57 million in 2002, 2001 and 2000, respectively. Other (income) expense included other charges of $15 million in 2002 related to an other than temporary decline in value of cost basis equity investments, and a $6 million loss in 2001 related to the early redemption of our $200 million 5¾% dealer remarketable securities. Other (income) expense in 2001 also included a $1 million credit recognized upon the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS No. 133). The decrease in other (income) expense of $13 million in 2002 compared with 2001 resulted from a decrease in benefits from foreign exchange hedging ($47 million) and an increase in other charges ($9 million) largely offset by a partial settlement of a patent infringement lawsuit with an automotive supplier ($15 million), lower minority interests ($16 million) and higher interest income ($13 million). The decrease in other (income) expense of $40 million in 2001 compared with 2000 resulted primarily from a decrease in benefits from foreign exchange hedging ($21 million) and lower interest income ($18 million), partially offset by lower minority interests ($10 million).

Interest and other financial charges of $344 million in 2002 decreased by $61 million, or 15 percent compared with 2001. Interest and other financial charges of $405 million in 2001 decreased by $76 million, or 16 percent compared with 2000. The decrease in interest and other financial charges in 2002 compared with 2001 and 2001 compared with 2000 was due mainly to lower average debt outstanding and lower average interest rates in both years.

The effective tax (benefit) rate was (76.7), (76.6) and 30.8 percent in 2002, 2001 and 2000, respectively. The effective tax (benefit) rate in 2002 was substantially higher than the statutory rate of 35 percent principally due to the higher deductible tax basis than book basis on the dispositions of our Advanced Circuits, PFC and Consumer Products businesses, tax benefits on export sales and favorable tax audit settlements. The effective tax (benefit) rate in 2001 was substantially higher than the statutory rate of 35 percent principally due to tax benefits on export sales, U.S. tax credits and favorable tax audit settlements. The impact of tax benefits on export sales, U.S. tax credits and favorable audit settlements had a more favorable impact on our effective tax (benefit) rates in 2002 and 2001 than in prior years principally due to the relative amount of these benefits in comparison to the amount of our pretax losses in 2002 and 2001. See Note 7 of Notes to Financial Statements for further information.

Net loss was $(220) million, or $(0.27) per share, in 2002, net loss was $(99) million, or $(0.12) per share, in 2001, and net income was $1,659 million, or $2.05 per share, in 2000. The net losses in 2002 and 2001 were due to the repositioning, litigation, business impairment and other charges recognized in 2002 and 2001. Those charges are described in detail in the repositioning, litigation, business impairment and other charges section of this MD&A.

Review of Business Segments

(Dollars in millions)	2002	2001	2000
Net Sales			
Aerospace	**$ 8,855**	$ 9,653	$ 9,988
Automation and Control Solutions	**6,978**	7,185	7,384
Specialty Materials	**3,205**	3,313	4,055
Transportation and Power Systems	**3,184**	3,457	3,527
Corporate	**52**	44	69
	$22,274	$23,652	$25,023
Segment Profit			
Aerospace	**$ 1,358**	$ 1,741	$ 2,195
Automation and Control Solutions	**890**	819	986
Specialty Materials	**57**	52	334
Transportation and Power Systems	**357**	289	274
Corporate	**(154)**	(153)	(160)
	$ 2,508	$ 2,748	$ 3,629

A reconciliation of segment profit to consolidated income (loss) before taxes is as follows:

(Dollars in millions)	2002	2001	2000
Segment profit	**$ 2,508**	$ 2,748	$ 3,629
(Loss) gain on sale of non-strategic businesses	**(124)**	—	112
Asbestos related litigation charges, net of insurance	**(1,548)**	(159)	(7)
Business impairment charges	**(877)**	(145)	(410)
Repositioning and other charges	**(634)**	(2,490)	(549)
Equity in income of affiliated companies	**55**	7	47
Other income	**19**	22	57
Interest and other financial charges	**(344)**	(405)	(481)
Income (loss) before taxes	**$ (945)**	$ (422)	$ 2,398

See Note 23 of Notes to Financial Statements for further information on our reportable segments and our definition of what constitutes segment profit. Segment profit for 2001 and 2000 includes pretax amortization of goodwill and indefinite-lived intangible assets of $204 and $206 million, respectively (Aerospace — $60 and $60 million, Automation and Control Solutions — $92 and $86 million, Specialty Materials — $32 and $40 million and Transportation and Power Systems — $20 and $20 million, respectively). Such amortization expense is excluded from the 2002 results, in conformity with SFAS No. 142.

Aerospace sales in 2002 were $8,855 million, a decrease of $798 million, or 8 percent compared with 2001. This decrease resulted mainly from a decline of 20 percent in sales by our commercial air transport segment due primarily to continued general weakness in the economy and the financial difficulties being encountered by the airline industry. Sales by our commercial air transport segment in 2002 continued to be adversely impacted from the abrupt downturn in the aviation industry following the terrorist attacks on September 11, 2001. Sales to our commercial air transport aftermarket customers declined by 13 percent as passenger traffic declined significantly in 2002 compared with the prior year. Demand for our aftermarket products and services declined in 2002 due to reduced flying hours by the airlines and the deteriorating financial condition of many of the U.S. commercial airlines. Sales to our air transport original equipment (OE) customers declined by 32 percent reflecting dramatically lower projected deliveries by our OE customers (primarily Boeing and Airbus). Sales to our business and general aviation OE customers decreased by 27 percent reflecting a decline in deliveries of regional and business jet airplanes. This decrease was partially offset by higher sales in our defense and space segment, with OE sales up by 13 percent and aftermarket sales higher by 12 percent, resulting primarily from increased military activity and growth in precision guidance and spare parts. Sales to our business and general aviation aftermarket customers also increased by 7 percent largely due to increases in engine maintenance because of higher flying hours by fractional jets. Aerospace sales in 2001 were $9,653 million, a decrease of $335 million, or 3 percent compared with 2000. This decrease principally reflected a decrease of 10 percent in sales by our commercial air transport aftermarket and OE segments and the impact of prior year divestitures. The lower commercial sales resulted mainly from the impact of the terrorist attacks on September 11, 2001 and the already weak economy. Sales to our business and general aviation OE customers were also lower by 12 percent. This decrease was partially offset by higher sales in our defense and space segment, with OE sales up by 11 percent and aftermarket sales higher by 5 percent, resulting primarily from increased military activity. Sales to our business and general aviation aftermarket customers also increased by 7 percent.

Aerospace segment profit in 2002 was $1,358 million, a decrease of $383 million, or 22 percent compared with 2001. This decrease was due mainly to substantially lower sales of higher-margin commercial aftermarket products such as avionics upgrades and spare parts. Also, higher retirement benefit costs and contract losses contributed to this decline in segment profit. This decrease was partially offset by lower costs primarily from workforce reductions and a decline in discretionary spending. Aerospace segment profit in 2001 was $1,741 million, a decrease of $454 million, or 21 percent compared with 2000. This decrease related principally to lower sales of higher-margin aftermarket products, higher retirement benefit costs, engineering and development costs related to new products and the impact of prior year divestitures. This decrease was partially offset by the impact of cost-reduction actions, primarily workforce reductions.

Automation and Control Solutions sales in 2002 were $6,978 million, a decrease of $207 million, or 3 percent compared with 2001. Sales declined by 3 percent for our Automation and Control Products business primarily due to the disposition of our Consumer Products business and softness in capital spending partially offset by increased demand for security-related products. Sales for our Industry Solutions business declined by 4 percent resulting from ongoing softness in industrial production and capital spending. Sales for our Service business also decreased by 3 percent due primarily to general weakness in the economy. Automation and Control Solutions sales in 2001 were $7,185 million, a decrease of $199 million, or 3 percent compared with 2000. Excluding the impact of foreign exchange, acquisitions and divestitures, sales decreased approximately 2 percent. This decrease resulted primarily from lower sales for our Automation and Control Products business primarily due to weakness in key end-markets partially offset by higher sales for our security related products due principally to our acquisition of Pittway in the prior year. Our Service business also had lower sales due primarily to weakness in our security monitoring business. This decrease was partially offset by higher sales for our Industry Solutions business.

Automation and Control Solutions segment profit in 2002 was $890 million, an increase of $71 million, or 9 percent compared with 2001. Excluding goodwill amortization expense in 2001, segment profit in 2002 decreased by 2 percent compared with 2001. This decrease resulted primarily from the impact of lower sales volumes and pricing pressures, mainly in our Automation and Control Products and Service businesses. This decrease was partially offset by lower costs due to the benefits of repositioning actions, mainly workforce reductions. Automation and Control Solutions segment profit in 2001 was $819 million, a decrease of $167 million, or 17 percent compared with 2000. This decrease resulted principally from lower sales for our Automation and Control Products and Service businesses, higher raw material costs and pricing pressures across the segment, higher retirement benefit costs and the impact of prior year divestitures. This decrease was partially offset by the impact of cost-reduction actions, primarily workforce reductions.

Specialty Materials sales in 2002 were $3,205 million, a decrease of $108 million, or 3 percent compared with 2001. This decrease was driven by a 44 percent decline in sales for our Advanced Circuits business due to weakness in the telecommunications industry and the divestiture of our PFC business. Sales declined by 7 percent for our Performance Fibers business mainly due to weak demand. Sales for our Fluorines business also declined by 2 percent generally due to lower demand and pricing pressures. This decrease was partially offset by higher sales for our Electronic Materials and Nylon System businesses of 8 and 5 percent, respectively, due principally to increased demand. Specialty Materials sales in 2001 were $3,313 million, a decrease of $742 million, or 18 percent compared with 2000. Excluding the effect of divestitures, sales decreased by 13 percent. This decrease was driven by a decline in sales for our Electronic Materials and Advanced Circuits businesses of 36 and 34 percent, respectively, due to weakness in the electronics and telecommunications markets. Sales also declined for our Performance Fibers and Nylon System businesses by 18 and 8 percent, respectively, due to weakness in the automotive and carpet end-markets.

Specialty Materials segment profit in 2002 was $57 million, an increase of $5 million, or 10 percent compared with 2001. Excluding goodwill amortization expense in 2001, segment profit in 2002 decreased by 32 percent compared with 2001. Segment profit in 2002 was negatively impacted by significant pricing pressures in many of our markets and by start-up costs for our new Fluorines plant. This decrease in segment profit was partially offset by the impact of higher volumes in our Electronic Materials and Nylon System businesses, lower raw material costs, and lower costs resulting from plant shutdowns and workforce reductions. Specialty Materials segment profit in 2001 was $52 million, a decrease of $282 million, or 84 percent compared with 2000. This decrease resulted primarily from lower volumes and price declines, principally in our Electronic Materials, Nylon System and Performance Fibers businesses. Higher energy and raw material costs principally in our Nylon System and Performance Fibers businesses and the impact of prior year divestitures also contributed to the decrease in segment profit. This decrease in segment profit was partially offset by the impact of cost-reduction actions, principally plant shutdowns and workforce reductions.

Transportation and Power Systems sales in 2002 were $3,184 million, a decrease of $273 million, or 8 percent compared with 2001. Excluding the effect of the disposition of our BCVS business, sales increased by 3 percent. This increase was due mainly to a 6 percent increase in sales for our Garrett Engine Boosting Systems business due to higher build rates for medium and heavy-duty vehicles in Asia and North America. Sales for our Consumer Products Group and Friction Materials businesses also both increased 2 percent due to higher demand and favorable foreign exchange. Transportation and Power Systems sales in 2001 were $3,457 million, a decrease of $70 million, or 2 percent compared with 2000. Excluding the effects of foreign exchange, acquisitions and divestitures, sales were flat. Sales increased by 13 percent for our Garrett Engine Boosting Systems business due to continued strong demand for turbochargers in the European diesel-powered passenger car market. This increase was offset by a 16 percent decrease in sales for our BCVS business due to decreased heavy-duty truck builds in North

America. Sales also declined by 4 percent for both our Friction Materials and Consumer Products Group businesses due to weakness in automotive end-markets.

Transportation and Power Systems segment profit in 2002 was $357 million, an increase of $68 million, or 24 percent compared with 2001. This increase resulted primarily from higher sales and the effects of cost-structure improvements, mainly workforce reductions and low-cost sourcing, in all of the segment's businesses. The shutdown of our Turbogenerator product line in 2001 also contributed to higher segment profit. This increase was partially offset by the absence of segment profit from our BCVS business which was sold in the first quarter of 2002. Transportation and Power Systems segment profit in 2001 was $289 million, an increase of $15 million, or 5 percent compared with 2000 due to higher sales in our Garrett Engine Boosting Systems business and the impact of repositioning actions across all businesses. The shutdown of our Turbogenerator product line in 2001 and the fact that the prior year included costs associated with a product recall in our BCVS business also contributed to an improvement in segment profit in 2001. This increase was partially offset by the impact of lower sales in our BCVS, Consumer Products Group and Friction Materials businesses.

Repositioning, Litigation, Business Impairment and Other Charges

A summary of repositioning, litigation, business impairment and other charges follows:

(Dollars in millions)	**2002**	2001	2000
Severance	**$ 270**	$ 727	$157
Asset impairments	**121**	194	141
Exit costs	**62**	95	40
Reserve adjustments	**(76)**	(119)	(46)
Total net repositioning charge	**377**	897	292
Asbestos related litigation charges, net of insurance	**1,548**	159	7
Litton litigation settlement	**—**	440	—
Probable and reasonably estimable legal and environmental liabilities	**30**	249	80
Business impairment charges	**877**	145	410
Customer claims and settlements of contract liabilities	**152**	310	93
Write-offs of receivables, inventories and other assets	**60**	335	84
Investment impairment charges	**15**	112	—
Aerospace jet engine contract cancellation	**—**	100	—
General Electric merger expenses	**—**	42	—
Debt extinguishment loss	**—**	6	—
Total repositioning, litigation, business impairment and other charges	**$3,059**	$2,795	$966

The following table summarizes the pretax distribution of total repositioning, litigation, business impairment and other charges by income statement classification:

(Dollars in millions)	**2002**	2001	2000
Cost of goods sold	**$ 561**	$2,134	$413
Selling, general and administrative expenses	**45**	151	—
Asbestos related litigation charges, net of insurance	**1,548**	159	7
Business impairment charges	**877**	145	410
Equity in (income) loss of affiliated companies	**13**	200	136
Other (income) expense	**15**	6	—
	$3,059	$2,795	$966

In 2002, we recognized a repositioning charge of $453 million for workforce reductions across all of our reportable segments and our UOP process technology joint venture. The charge also related to costs for the planned shutdown and consolidation of manufacturing plants in our Specialty Materials and Automation and Control Solutions reportable segments. Severance costs were related to announced workforce reductions of approximately 8,100 manufacturing and administrative positions of which approximately 2,900 positions have been eliminated as of December 31, 2002. These actions are expected to be completed by December 31, 2003. Asset impairments principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Exit costs related principally to incremental costs to exit facilities, including lease termination losses negotiated or subject to reasonable estimation related mainly to closed facilities in our Automation and Control Solutions and Specialty Materials reportable segments. Also, $76 million of previously established severance accruals were returned to income in 2002, due to fewer employee separations than originally anticipated and higher than expected voluntary employee attrition resulting in reduced severance liabilities in our Aerospace, Automation and Control Solutions and Specialty Materials reportable segments.

In 2001, we recognized a repositioning charge of $1,016 million for the cost of actions designed to reduce our cost structure and improve our future profitability. These actions consisted of announced global workforce reductions of approximately 20,000 manufacturing and administrative positions across all of our reportable segments, which are substantially complete. The repositioning charge also included asset impairments and other exit costs related to plant closures and the rationalization of manufacturing capacity and infrastructure, principally in our Specialty Materials, Engines, Systems and Services and Transportation and Power Systems businesses, including the shutdown of our Turbogenerator product line. Other exit costs consisted of contract cancellations and penalties, including lease terminations, negotiated or subject to reasonable estimation. Also, $119 million of previously established accruals, mainly for severance, were returned to income in 2001 due principally to higher than expected voluntary employee attrition resulting in reduced severance liabilities, principally in our Aerospace and Automation and Control Solutions reportable segments.

In 2000, we recognized a repositioning charge of $338 million related to announced global workforce reductions across all of our reportable segments, costs to close a chip package manufacturing plant and related workforce reductions. The charge also included asset impairments principally associated with the completion of previously announced plant shutdowns in our Specialty Materials reportable segment and the closure of an affiliate's chemical manufacturing operations, and other environmental exit costs and period expenses. The announced workforce reductions consisted of approximately 2,800 manufacturing and administrative positions, which are complete. Asset impairments were principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Also, $46 million of previously established accruals, principally for severance, were returned to income in 2000 due to higher than expected voluntary employee attrition resulting in reduced severance liabilities, principally in our Automation and Control Solutions and Aerospace reportable segments.

These repositioning actions are expected to generate incremental pretax savings of approximately $400 million in 2003 compared with 2002 principally from planned workforce reductions and facility consolidations. Cash expenditures for severance and other exit costs necessary to execute these actions were $447, $422 and $344 million in 2002, 2001 and 2000, respectively. Such expenditures for severance and other exit costs have been funded principally through operating cash flows. Cash expenditures for severance and other exit costs necessary to execute the remaining 2002 actions will approximate $350 million in 2003 and will be funded principally through operating cash flows.

In 2002, we recognized business impairment charges of $877 million related to businesses in our Specialty Materials and Automation and Control Solutions segments, as well as our Friction Materials business. Based on current operating losses and deteriorating economic conditions in certain chemical and telecommunications end-markets, we performed impairment tests and recognized impairment charges of $785 million in 2002 principally related to the write-down of property, plant and equipment held for use in our Nylon System, Performance Fibers and Metglas Specialty Materials businesses, as well as an Automation and Control Solutions communication business. We also recognized impairment charges of $92 million related principally to the write-down of property, plant and equipment of our Friction Materials business, which is classified as assets held for disposal in Other Current Assets (a plan of disposal of Friction Materials was adopted in 2001; in January 2003, we entered into a letter of intent to sell this business to Federal-Mogul Corp. —see Note 21 of Notes to Financial Statements for further discussion). In 2002, we recognized asbestos related litigation charges of $1,548 million principally related to costs associated with the potential resolution of asbestos claims of NARCO (see Note 21 of Notes to Financial Statements for further discussion). In 2002, we also recognized other charges consisting of customer claims and settlements of contract liabilities of $152 million and write-offs of receivables, inventories and other assets of $60 million. These other charges related mainly to our Advanced Circuits business, bankruptcy of a customer in our Aerospace reportable segment, and customer claims in our Aerospace and Automation and Control Solutions reportable segments. Additionally, we recognized other charges consisting of probable and reasonably estimable environmental liabilities of $30 million and write-offs related to an other than temporary decline in the value of certain cost investments of $15 million.

In 2001, we recognized other charges consisting of a settlement of the Litton Systems, Inc. litigation for $440 million, probable and reasonably estimable legal and environmental liabilities of $249 million (see Note 21 of Notes to Financial Statements for further discussion), asbestos related litigation charges of $159 million (see Note 21 of Notes to Financial Statements for further discussion), customer claims and settlements of contract liabilities of $310 million and write-offs of receivables, inventories and other assets of $335 million. Our Friction Materials business was designated as held for disposal, and we recognized an impairment charge of $145 million related to the write-down of property, plant and equipment, goodwill and other identifiable intangible assets to their fair value less costs to sell. We recognized charges of $112 million related to an other than temporary decline in the value of an equity investment and an equity investee's loss contract, and a $100 million charge for write-off of investments, including inventory, related to a regional jet engine contract cancellation. We also recognized $42 million of transaction expenses related to the proposed merger with GE and redeemed our $200 million 5¾% dealer remarketable securities due 2011, resulting in a loss of $6 million.

In 2000, we identified certain business units and manufacturing facilities as non-core to our business strategy. As a result of this assessment, we implemented cost reduction initiatives and conducted discussions with potential acquirers of these businesses and assets. As part of this process, we evaluated the businesses and assets for possible impairment. As a result of our analysis, we recognized impairment charges in 2000 of $245 and $165 million principally related to the write-down of property, plant and equipment, goodwill and other identifiable intangible assets of our Friction Materials business and a chemical manufacturing facility, respectively. We recognized other charges consisting of probable and reasonably estimable environmental liabilities of $80 million, customer claims and settlements of contract liabilities of $93 million, write-offs of receivables, inventories and other assets of $84 million and asbestos related litigation charges of $7 million.

The following tables provide details of the pretax impact of total net repositioning, litigation, business impairment and other charges by reportable business segment.

Aerospace

(Dollars in millions)	2002	2001	2000
Net repositioning charge	**$ 15**	$198	$ 6
Litton litigation settlement	**—**	440	—
Probable and reasonably estimable legal and environmental liabilities	**—**	2	—
Customer claims and settlements of contract liabilities	**99**	111	52
Write-offs of receivables, inventories and other assets	**21**	44	33
Investment impairment charges	**11**	—	—
Aerospace jet engine contract cancellation	**—**	100	—
	$146	$895	$ 91

Automation and Control Solutions

(Dollars in millions)	2002	2001	2000
Net repositioning charge	**$131**	$289	$ 87
Probable and reasonably estimable legal and environmental liabilities	**—**	53	—
Business impairment charges	**22**	—	—
Customer claims and settlements of contract liabilities	**42**	114	—
Write-offs of receivables, inventories and other assets	**17**	236	21
Investment impairment charges	**—**	93	—
	$212	$785	$108

Specialty Materials

(Dollars in millions)	2002	2001	2000
Net repositioning charge	**$167**	$172	$186
Probable and reasonably estimable legal and environmental liabilities	**23**	—	—
Business impairment charges	**763**	—	165
Customer claims and settlements of contract liabilities	**11**	29	39
Write-offs of receivables, inventories and other assets	**12**	22	9
Investment impairment charges	**—**	19	—
	$976	$242	$399

Transportation and Power Systems

(Dollars in millions)	2002	2001	2000
Net repositioning charge	**$ 26**	$133	$ 5
Asbestos related litigation charges, net of insurance	**167**	—	—
Probable and reasonably estimable legal and environmental liabilities	**—**	2	—
Business impairment charges	**92**	145	245
Customer claims and settlements of contract liabilities	**—**	56	—
Write-offs of receivables, inventories and other assets	**10**	31	13
	$ 295	$367	$263

Corporate

(Dollars in millions)	2002	2001	2000
Net repositioning charge	**$ 38**	$105	$ 8
Asbestos related litigation charges, net of insurance	**1,381**	159	7
Probable and reasonably estimable legal and environmental liabilities	**7**	192	80
Customer claims and settlements of contract liabilities	**—**	—	2
Write-offs of receivables, inventories and other assets	**—**	2	8
Investment impairment charges	**4**	—	—
Debt extinguishment loss	**—**	6	—
General Electric merger expenses	**—**	42	—
	$1,430	$506	$105

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition

Total assets at December 31, 2002 were $27,559 million, an increase of $3,333 million, or 14 percent compared with December 31, 2001. This increase resulted mainly from the recognition of probable recoveries from insurance carriers related to asbestos claims of approximately $2.0 billion, a higher prepaid pension asset due to the voluntary contribution to our U.S. defined benefit pension plans of $830 million in 2002 and an increase in cash of $628 million. This increase was also due to an increase in deferred tax assets of $712 million due to the repositioning, litigation, business impairment and other charges and net operating tax losses in 2002. This increase was partially offset by a decrease in trade accounts receivables and inventories of $506 million in 2002 due to improved working capital turnover and a decline in property, plant and equipment of $878 million due to write-downs in connection with our business impairments and plant closures. Total assets at December 31, 2001 were $24,226 million, a decrease of $949 million, or 4 percent compared with December 31, 2000. Inventories and accounts receivable were lower compared with the prior year-end driven by an improvement in working capital turnover. The decrease also resulted from asset writedowns in connection with our repositioning actions.

Cash Flow Summary

Cash provided by operating activities of $2,380 million during 2002 increased by $384 million compared with 2001 mainly due to an improvement in working capital (receivables and inventories) turnover and lower tax payments. This increase was partially offset by a cash contribution to our U.S. defined benefit pension plans of $130 million and higher spending for repositioning actions, mainly severance. Cash provided by operating activities of $1,996 million during 2001 increased by $7 million compared with 2000. This increase was driven by an improvement in working capital turnover offset by lower earnings.

Cash used for investing activities of $870 million during 2002 decreased by $36 million compared with 2001 due to higher proceeds from sales of businesses and lower capital spending. During 2002, we realized proceeds from the sales of our BCVS, PFC and Consumer Products businesses. The decrease in capital spending reflected the completion in 2002 of a major plant in our Fluorines business and our intention to limit capital spending at non-strategic businesses. This decrease in cash used for investing activities also reflects the proceeds from the disposition of an equity investment in our Automation and Control Solutions reportable segment. The decrease in cash used for investing activities was partially offset by an increase in spending for acquisitions, principally reflecting the acquisition of Invensys Sensor Systems in October 2002. Cash used for investing activities of $906 million during 2001 decreased by $1,808 million compared with 2000 due principally to our acquisition of Pittway in 2000. This decrease was partially offset by lower proceeds from sales of businesses and property, plant and equipment and a slight increase in capital spending.

Cash used for financing activities of $882 million during 2002 decreased by $11 million compared with 2001 mainly due to lower net debt repayments in the current year partially offset by a decrease in proceeds from issuance of common stock. Total debt of $5,089 million at December 31, 2002 was $181 million, or 3 percent lower than at December 31, 2001 principally reflecting scheduled repayments of long-term debt. Cash used for financing activities of $893 million during 2001 increased by $823 million compared with 2000. This increase resulted principally from reduced long-term borrowings in 2001. During 2001, we issued $500 million of 5⅛% Notes due 2006, $500 million of 6⅛% Notes due 2011 and $247 million of 5.25% Notes due 2006. During 2000, we issued $1 billion of 7.50% Notes due 2010 and $750 million of 6.875% Notes due 2005. Total debt of $5,270 million at December 31, 2001 was $353 million, or 6 percent lower than at December 31, 2000. This decrease resulted from lower levels of commercial paper outstanding at year-end. The increase in cash used for financing activities also resulted from lower proceeds from issuances of common stock partially offset by lower repurchases of common stock.

Liquidity

We manage our businesses to maximize operating cash flows as the principal source of our liquidity. Operating cash flows were $2.4 billion in 2002. We have approximately $6.0 billion in working capital (trade receivables and inventories) and each of our businesses has developed a strategic plan to further improve working capital turnover in 2003 to increase operating cash flows. Considering the current economic environment in which each of our businesses operate and our business plans and strategies, including our focus on cost reduction and productivity initiatives, we believe that our operating cash flows will remain our principal source of liquidity. In addition to our operating cash flows and available cash, additional sources of liquidity include committed credit lines, access to the public debt markets using debt securities and commercial paper, as well as our ability to sell trade accounts receivables.

A source of liquidity is our short-term borrowings in the commercial paper market. Our ability to access the commercial paper market and the related cost of these borrowings is affected by the strength of our credit ratings and our $2 billion committed bank revolving credit facility (Revolving Credit Facility). Our credit ratings are periodically reviewed by the major credit rating agencies. Our current ratings as provided by Moody's Investors Service, Standard & Poor's and Fitch, Inc. are A-2, A and A+, respectively, for long-term debt and P-1, A-1 and F-1, respectively, for short-term debt. Our credit ratings by each of the three major credit rating agencies reflect a "negative outlook" due principally to the lower operating results for our Aerospace segment due to the depressed market conditions in the commercial air transport industry. The "negative outlook" ratings have not impaired, nor do we expect it to impair, our access to the commercial paper markets.

We may from time to time issue unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount and have a maturity of not more than 364 days from date of issuance. Borrowings under the commercial paper program are available for general corporate purposes. There was $201 and $3 million of commercial paper outstanding at year-end 2002 and 2001, respectively.

We maintain a Revolving Credit Facility which is comprised of (a) a $1 billion Five-Year Credit Agreement terminating in December 2004; and, (b) a $1 billion 364-Day Credit Agreement terminating on November 26, 2003. If the credit facility is drawn, any outstanding balance on November 26, 2003 may be converted to a one-year term loan at our option. The Revolving Credit Facility was established principally to support our commercial paper program, but the Revolving Credit Facility is available to us should our access to the commercial paper market be impaired or eliminated. There are no financial covenants under the Revolving Credit Facility and it does not contain any credit ratings downgrade triggers that would accelerate the maturity of our indebtedness. We had no balance outstanding under the Revolving Credit Facility at December 31, 2002. See Note 15 of Notes to Financial Statements for details of long-term debt and a description of our Revolving Credit Facility.

We also have a shelf registration statement filed with the Securities and Exchange Commission which allows us to issue up to $3 billion in debt securities, common stock and preferred stock that may be offered in one or more offerings on terms to be determined at the time of the offering. Net proceeds of any offering would be used for general corporate purposes, including repayment of existing indebtedness, capital expenditures and acquisitions.

We also sell interests in designated pools of trade accounts receivables to third parties. The sold receivables are over-collateralized by $120 million at December 31, 2002 and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivable pools. New receivables are sold under the agreement as previously sold receivables are collected. The retained interests in the receivables are shown at the amounts expected to be collected by us, and such carrying value approximates the fair value of our retained interests. The sold receivables were $500 million at both December 31, 2002 and 2001.

Our principal future cash requirements will be to fund capital expenditures, debt repayments, employee benefit obligations, asbestos claims, severance and exit costs related to repositioning actions taken in 2002 and any strategic acquisitions. Our total capital expenditures in 2003 are currently projected at approximately $700 million which represents a slight increase over our 2002 expenditures. These expenditures are primarily intended for maintenance, replacement, production capacity expansion and cost reduction. There are no significant long-term debt repayments scheduled for 2003. Assuming that actual pension plan returns are consistent with our assumed rate of return in 2003 and interest rates remain constant, we would not be required to make any contributions to our U.S. pension plans in 2003. Cash expenditures for severance and other exit costs necessary to execute the remaining 2002 repositioning actions will approximate $350 million in 2003. Assuming the successful completion of ongoing negotiations regarding asbestos related claims, we expect our cash expenditures for asbestos claims before insurance recoveries in 2003 to be approximately $610 million. Based on these assumptions, we believe that our existing cash and 2003 operating cash flows will be sufficient to meet these needs. However, there is no assurance that ongoing negotiations will be successfully completed. See Asbestos Matters in Note 21 of Notes to Financial Statements for further discussion.

We continuously assess the relative strength of each business in our portfolio as to strategic fit, market position, profit and cash flow contribution in order to upgrade our combined portfolio and identify business units that will most benefit from increased investment. We identify acquisition candidates that will further our strategic plan and strengthen our existing core businesses. We also identify business units that do not fit into our long-term strategic plan based on their market position, relative profitability or growth potential. These business units are considered for potential divestiture, restructuring or other repositioning actions subject to regulatory constraints. In 2002, we realized $183 million in cash proceeds from sales of non-strategic businesses. Total proceeds in 2002, including cash and investment securities, were approximately $435 million.

We believe that our operating cash flows will be sufficient to meet our future cash needs. Our available cash, committed credit lines, access to the public debt markets using debt securities and commercial paper, as well as our ability to sell trade accounts receivables, provide additional sources of short-term and long-term liquidity to fund current operations and future investment opportunities. Based on our current financial position and expected economic performance, we do not believe that our liquidity will be adversely impacted by an inability to access our sources of financing.

Contractual Obligations and Probable Asbestos Payments

Following is a summary of our contractual obligations and probable asbestos payments at December 31, 2002:

	Payments by Period				
(Dollars in millions)	Total	2003	2004-2005	2006-2007	Thereafter
Long-term debt, including capitalized leases[1]	$ 4,828	$ 109	$ 955	$1,255	$2,509
Minimum operating lease payments	1,374	310	469	264	331
Purchase obligations[2]	2,605	708	853	366	678
Probable asbestos related liability payments[3]	3,310	610	1,175	656	869
	12,117	1,737	3,452	2,541	4,387
Asbestos insurance recoveries[4]	(1,956)	(277)	(941)	(421)	(317)
	$10,161	$1,460	$2,511	$2,120	$4,070

[1] Assumes all long-term debt is outstanding until scheduled maturity.

[2] Purchase obligations are entered into with various vendors in the normal course of business and are consistent with our expected requirements.

[3] These amounts are estimates of probable asbestos related cash payments based on the terms and conditions, including evidentiary requirements, specified in the definitive agreements or agreements in principle and pursuant to Trust Distribution Procedures. Projecting future events is subject to many uncertainties that could cause the NARCO related asbestos liabilities to be higher or lower than those projected and recorded. There is no assurance that ongoing settlement negotiations will be successfully completed, that a plan of reorganization will be proposed or confirmed, that insurance recoveries will be timely or whether there will be any NARCO related asbestos claims beyond 2018. See Asbestos Matters in Note 21 of Notes to Financial Statements.

[4] These amounts represent probable insurance recoveries through 2018. See Asbestos Matters in Note 21 of Notes to Financial Statements.

Off-Balance Sheet Arrangements

Following is a summary of our off-balance sheet arrangements:

Guarantees

We have issued or are a party to the following direct and indirect guarantees at December 31, 2002:

(Dollars in millions)	Maximum Potential Future Payments
Operating lease residual values	$340
Other third parties' financing	181
Unconsolidated affiliates' financing	37
Customer and vendor financing	29
	$587

In connection with our disposition of BCVS we guaranteed $172 million of its debt (included in other third parties' financing). Any payment we might make under this guarantee is recoverable from the acquirer of BCVS, whose payment is backed by a letter of credit issued by a commercial bank.

At December 31, 2002, no amounts were recorded related to these guarantees. We do not expect that these guarantees will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

In connection with the disposition of certain businesses and facilities we have indemnified the purchasers for the expected cost of remediation of environmental contamination, if any, existing on the date of disposition. Such expected costs are accrued when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated.

Retained Interests in Factored Pools of Trade Accounts Receivables

As a source of liquidity, we sell interests in designated pools of trade accounts receivables to third parties. The sold receivables ($500 million at December 31, 2002) are over-collateralized and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivables pools. The over-collateralization provides credit support to the purchasers of the receivable interest by limiting their losses in the event that a portion of the receivables sold becomes uncollectible. At December 31, 2002, our retained subordinated and undivided interests at risk were $120 and $291 million, respectively. Based on the underlying credit quality of the receivables placed into the designated pools of receivables being sold, we do not expect that any losses related to our retained interests at risk will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

Variable Interest Entities

We have entered into agreements to lease land, equipment and buildings. Principally all of our operating leases have initial terms of up to 25 years and some contain renewal options subject to customary conditions. At any time during the terms of some of our leases, we may at our option purchase the leased assets for amounts that approximate fair value. In certain instances, to obtain favorable financing terms from lessors, we used variable interest entities as defined in Financial Accounting Standards Board Interpretation No. 46 (FIN 46) to finance leased property. At December 31, 2002, we were leasing aircraft, equipment, land and buildings with related liabilities of approximately $320 million on which we provided residual value guarantees on the leased assets of approximately $265 million. Pursuant to FIN 46 we must consolidate all variable interest entities in which we are the primary beneficiary no later than July 1, 2003. Minimum operating lease payments are reflected in the table of contractual obligations and residual value guarantees are reflected in the table of guarantees. We do not expect any of our off-balance sheet arrangements to have a material adverse effect on our consolidated results of operations, financial position or liquidity.

Environmental Matters

We are subject to various federal, state and local government requirements relating to the protection of employee health and safety and the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury to our employees and employees of our customers and that our handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental matters, including past production of products containing toxic substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

With respect to environmental matters involving site contamination, we continually conduct studies, individually at our owned sites, and jointly as a member of industry groups at non-owned sites, to determine the feasibility of various remedial techniques to address environmental matters. It is our policy (see Note 1 of Notes to Financial Statements) to record appropriate liabilities for environmental matters when environmental assessments are made or remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. With respect to site contamination, the timing of these accruals is generally no later than the completion of feasibility studies. We expect to fund expenditures for these matters from operating cash flow. The timing of cash expenditures depends on a number of factors, including the timing of litigation and settlements of personal injury and property damage claims, regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.

Remedial response and voluntary cleanup expenditures were $81, $82 and $75 million in 2002, 2001 and 2000, respectively, and are currently estimated to be approximately $75 million in 2003. We expect to fund such expenditures from operating cash flow.

Remedial response and voluntary cleanup costs charged against pretax earnings were $60, $152 and $110 million in 2002, 2001 and 2000, respectively. At December 31, 2002 and 2001, the recorded liability for environmental matters was $435 and $456 million, respectively. In addition, in both 2002 and 2001 we incurred operating costs for ongoing businesses of approximately $75 million relating to compliance with environmental regulations.

Although we do not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies, litigation or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they could be material to our consolidated results of operations. However, considering our past experience and existing reserves, we do not expect that environmental matters will have a material adverse effect on our consolidated financial position.

See Note 3 of Notes to Financial Statements for a discussion of our legal and environmental charges and Note 21 of Notes to Financial Statements for a discussion of our commitments and contingencies, including those related to environmental matters and toxic tort litigation.

Financial Instruments

As a result of our global operating and financing activities, we are exposed to market risks from changes in interest and foreign currency exchange rates and commodity prices, which may adversely affect our operating results and financial position. We minimize our risks from interest and foreign currency exchange rate and commodity price fluctuations through our normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use derivative financial instruments for trading or other speculative purposes and do not use leveraged derivative financial instruments. A summary of our accounting policies for derivative financial instruments is included in Note 1 of Notes to Financial Statements.

We conduct our business on a multinational basis in a wide variety of foreign currencies. Our exposure to market risk for changes in foreign currency exchange rates arises from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities and anticipated transactions arising from international trade. Our objective is to preserve the economic value of cash flows in non-functional currencies. We attempt to have all transaction exposures hedged with natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through foreign currency forward and option agreements with third parties. Our principal currency exposures relate to the Euro, the British pound, the Canadian dollar, and the U.S. dollar.

Our exposure to market risk from changes in interest rates relates primarily to our debt obligations. As described in Notes 15 and 17 of Notes to Financial Statements, we issue both fixed and variable rate debt and use interest rate swaps to manage our exposure to interest rate movements and reduce overall borrowing costs.

Financial instruments, including derivatives, expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. We manage our exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. Our counterparties are substantial investment and commercial banks with significant experience using such derivative instruments. We monitor the impact of market risk on the fair value and cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities.

The following table illustrates the potential change in fair value for interest rate sensitive instruments based on a hypothetical immediate one-percentage-point increase in interest rates across all maturities, the potential change in fair value for foreign exchange rate sensitive instruments based on a 10 percent increase in U.S. dollar per local currency exchange rates across all maturities, and the potential change in fair value of contracts hedging commodity purchases based on a 20 percent decrease in the price of the underlying commodity across all maturities at December 31, 2002 and 2001.

(Dollars in millions)	Face or Notional Amount	Carrying Value[1]	Fair Value[1]	Estimated Increase (Decrease) In Fair Value
December 31, 2002				
Interest Rate Sensitive Instruments				
Long-term debt (including current maturities)[2]	**$(4,764)**	**$(4,812)**	**$(5,261)**	**$(247)**
Interest rate swap agreements	**1,132**	**76**	**76**	**(40)**
Foreign Exchange Rate Sensitive Instruments				
Foreign currency exchange contracts[3]	**1,203**	**(8)**	**(8)**	**(36)**
Commodity Price Sensitive Instruments				
Forward commodity contracts[4]	**—**	**5**	**5**	**(10)**
December 31, 2001				
Interest Rate Sensitive Instruments				
Long-term debt (including current maturities)[2]	$(5,133)	$(5,121)	$(5,407)	$(250)
Interest rate swap agreements	1,096	(5)	(5)	(37)
Foreign Exchange Rate Sensitive Instruments				
Foreign currency exchange contracts[3]	1,507	(6)	(6)	(8)
Commodity Price Sensitive Instruments				
Forward commodity contracts[4]	—	(6)	(6)	(4)

[1] Asset or (liability).

[2] Excludes capitalized leases.

[3] Changes in the fair value of foreign currency exchange contracts are offset by changes in the fair value or cash flows of underlying hedged foreign currency transactions.

[4] Changes in the fair value of forward commodity contracts are offset by changes in the cash flows of underlying hedged commodity transactions.

The above discussion of our procedures to monitor market risk and the estimated changes in fair value resulting from our sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from these estimated results due to actual developments in the global financial markets. The methods used by us to assess and mitigate risk discussed above should not be considered projections of future events.

OTHER MATTERS

Litigation

See Note 21 of Notes to Financial Statements for a discussion of litigation matters.

Critical Accounting Policies

The preparation of our consolidated financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effect of matters that are inherently uncertain. We consider the accounting policies discussed below to be critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our consolidated financial statements.

We have discussed the selection, application and disclosure of these critical accounting policies with the Audit Committee of our Board of Directors. We did not initially adopt any accounting policies with a material impact during 2002 other than the required adoption of SFAS No. 142 (see Note 1 of Notes to Financial Statements for additional details).

Contingent Liabilities

We are subject to a number of lawsuits, investigations and claims (some of which involve substantial dollar amounts) that arise out of the conduct of our global business operations. These contingencies relate to product liabilities, including asbestos, commercial transactions, government contracts and environmental health and safety matters. We recognize a liability for any contingency that is probable of occurrence and reasonably estimable. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential ranges of probable losses, and recognize a liability, if any, for these contingencies based on a careful analysis of each individual issue with the assistance of outside legal counsel and other experts. Such analysis includes making judgments concerning matters such as the costs associated with environmental matters, the outcome of negotiations, the number of future asbestos claims and the impact of evidentiary requirements. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments or changes in our settlement strategy. For information on our contingencies, including recognized liabilities, see Notes 1 and 21 of Notes to Financial Statements.

Insurance for Asbestos Related Liabilities

Upon recognizing a liability for asbestos related matters, we recorded asbestos related insurance recoveries that are deemed probable. We have made judgments concerning insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of any pertinent solvency issues surrounding insurers and various judicial determinations relevant to our insurance programs. We have approximately $2 billion in insurance coverage remaining that can be specifically allocated to NARCO related asbestos liability. We also have $2 billion in coverage remaining for the Bendix related asbestos liability. This insurance is with both the domestic insurance market and the London excess market. While the substantial majority of our insurance carriers are solvent, some of our individual carriers are insolvent, which has been considered in our analysis of probable recoveries. Some of our insurance carriers have challenged our right to enter into settlement agreements resolving all NARCO related asbestos claims against Honeywell. However, we believe there is no factual or legal basis for such challenges and that it is probable that we will prevail in the resolution of, or in any litigation that is brought regarding these disputes and have recognized approximately $900 million in probable insurance recoveries from these carriers. Based on our analysis, we have recorded asbestos related insurance recoveries that are deemed probable through 2018 of approximately $2.0 billion. Projecting future events is subject to various uncertainties that could cause the insurance recovery on asbestos related liabilities to be higher or lower than that projected and recorded. Given the inherent uncertainty in making future projections, we reevaluate our projections concerning our probable insurance recoveries in light of any changes to the projected liability, our recovery experience or other relevant factors that may impact future insurance recoveries. See Asbestos Matters in Note 21 of Notes to Financial Statements.

Defined Benefit Pension Plans

We maintain defined benefit pension plans covering a majority of our employees and retirees. For financial reporting purposes, net periodic pension cost (income) is calculated based upon a number of actuarial assumptions including a discount rate for plan obligations and an assumed rate of return on plan assets. We consider current market conditions, including changes in investment returns and interest rates, in making these assumptions. We determine the expected long-term rate of return on plan assets based on the building block method which consists of aggregating the expected rates of return for each component of the plans' asset mix. We use historic plan asset returns combined with current market conditions to estimate the rate of return. The expected rate of return on plan assets is a long-term assumption and generally does not change annually. The discount rate reflects the market rate for high-quality fixed income debt instruments on our annual measurement date (December 31) and is subject to change each year. Changes in net periodic pension cost (income) may occur in the future due to changes in these assumptions resulting from economic events. For example, holding all other assumptions constant, a one percentage point increase or decrease in the assumed rate of return on plan assets would decrease or increase, respectively, 2003 net periodic pension expense by approximately $100 million. Likewise, a one-quarter percentage point increase or decrease in the discount rate would decrease or increase, respectively, 2003 net periodic pension expense by approximately $40 million.

The key assumptions used in developing our 2002 net periodic pension income was a 10 percent expected return on plan assets and a 7.25 percent discount rate. These assumptions were consistent with our assumptions used to develop 2001 net periodic pension income except that the discount rate was reduced by one-half percentage point for 2002 due to financial market rates at December 31, 2001. Net periodic pension income in 2002 was lower by $163 million compared with 2001. Net periodic pension expense for 2003 is expected to be $174 million, a $321 million reduction from 2002, primarily as a result of a lower market-related value of plan assets, a reduction in the discount rate from 7.25 to 6.75 percent, a reduction in the assumed rate of return on plan assets from 10 to 9 percent, and the systematic recognition of unrecognized net losses principally resulting from actual plan asset returns below assumed rates of return. Since the year 2000, actual plan asset returns have been less than our assumed rate of return on plan assets contributing to unrecognized net losses of $3.8 billion at December 31, 2002. These unrecognized losses will be systematically recognized as an increase in future net periodic pension expense in accordance with Statement of Financial Accounting Standards No. 87, "Employers Accounting for Pensions" (SFAS No. 87). Under SFAS No. 87, we use the market-related value of plan assets reflecting changes in the fair value over a three-year period. Further, unrecognized losses in excess of 10 percent of the greater of the market-related value of plan assets or the plans' projected benefit obligation are recognized over a six-year period.

Due to the continued poor performance of the equity markets throughout 2002, we made voluntary contributions of $830 million ($700 million in Honeywell common stock and $130 million in cash) to our U. S. pension plans in 2002. Future plan contributions are dependent upon actual plan asset returns and interest rates. Assuming that actual plan returns are consistent with our assumed plan return of 9 percent in 2003 and beyond, and that interest rates remain constant, we would not be required to make any contributions in 2003.

SFAS No. 87 requires recognition of an additional minimum pension liability if the fair value of plan assets is less than the accumulated benefit obligation at the end of the plan year.

Based on the December 31, 2002 plan asset values of $3.1 billion and an accumulated benefit obligation of $4.0 billion, we recognized an additional minimum pension liability resulting in a decrease in Accumulated Other Nonowner Changes in Shareowners' Equity of approximately $606 million after-tax in 2002. Equity market returns and interest rates significantly impact the funded status of our pension plans. Based on future plan asset performance and interest rates, additional charges to equity might be required.

Long-Lived Assets (including Tangible and Definite-Lived Intangible Assets)

To conduct our global business operations and execute our business strategy, we acquire tangible and intangible assets. We periodically evaluate the recoverability of the carrying amount of our long-lived assets (including property, plant and equipment and definite-lived intangible assets) whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset group may not be fully recoverable. These events or changes in circumstances include business plans and forecasts, economic or competitive positions within an industry, as well as current operating performance and anticipated future performance based on a business' competitive position. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of a long-lived asset exceeds its fair value and are recognized in earnings. We continually apply our best judgment when applying the impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairment, and the fair value of an impaired long-lived asset group. The dynamic economic environment in which each of our businesses operate and the resulting assumptions used to estimate future cash flows impact the outcome of all impairment tests. For information on recognized impairment charges see the repositioning, litigation, business impairment and other charges section of this MD&A.

Sales Recognition on Long-Term Contracts

Sales under long-term contracts (primarily in our Aerospace and Automation and Control Solutions segments) are recorded on a percentage-of-completion method. This requires us to make judgments in estimating contract revenues, contract costs and progress toward completion. These judgments form the basis for our determinations regarding overall contract value, contract profitability and timing of revenue recognition. Revenue and cost estimates are monitored on an ongoing basis and revised based on changes in circumstances. Anticipated losses on long-term contracts are recognized when such losses become evident.

Aerospace Customer Incentives

Similar to most suppliers to commercial aircraft manufacturers and airlines, we offer sales incentives to commercial aircraft manufacturers and airlines in connection with their selection of our products. These incentives may consist of free products, credits, discounts or upfront cash payments. The cost of these incentives is recognized in the period incurred unless the incentive is subject to recovery through a long-term product maintenance requirement mandated by the Federal Aviation Administration for certified replacement equipment and service. Amounts capitalized at December 31, 2002, 2001 and 2000 were $662, $607 and $507 million, respectively, and are being recognized over the estimated minimum life of the aircraft (up to 25 years) as a reduction in future sales or increases in cost of goods sold based on the type of incentive granted. We routinely evaluate the recoverability of these amounts based on forecasted replacement equipment sales over the estimated minimum life of the aircraft. For additional information see Notes 1 and 13 of Notes to Financial Statements.

Sales to the U.S. Government

Sales to the U.S. Government, acting through its various departments and agencies and through prime contractors, amounted to $2,277, $2,491 and $2,219 million in 2002, 2001 and 2000, respectively. This included sales to the Department of Defense (DoD), as a prime contractor and subcontractor, of $1,833, $1,631 and $1,548 million in 2002, 2001 and 2000, respectively. Sales to the DoD accounted for 8.2, 6.9 and 6.2 percent of our total sales in 2002, 2001 and 2000, respectively. U.S. defense spending increased in 2002 and is also expected to increase in 2003.

Backlog

Our total backlog at year-end 2002 and 2001 was $7,332 and $7,178 million, respectively. We anticipate that approximately $6,194 million of the 2002 backlog will be filled in 2003. We believe that backlog is not necessarily a reliable indicator of our future sales because a substantial portion of the orders constituting this backlog may be canceled at the customer's option.

Inflation

Highly competitive market conditions have minimized inflation's impact on the selling prices of our products and the costs of our purchased materials. Cost increases for materials and labor have generally been low, and productivity enhancement programs, including repositioning actions and Six Sigma initiatives, have largely offset any impact.

Recent Accounting Pronouncements

See Note 1 of Notes to Financial Statements for a discussion of recent accounting pronouncements.

CONSOLIDATED STATEMENT OF OPERATIONS

Honeywell International Inc.

(Dollars in Millions, Except Per Share Amounts)	Years Ended December 31, 2002	2001	2000
Net sales	**$22,274**	$23,652	$25,023
Costs, expenses and other			
Cost of goods sold	**17,615**	20,125	18,673
Selling, general and administrative expenses	**2,757**	3,064	3,134
(Gain) loss on sale of non-strategic businesses	**124**	—	(112)
Asbestos related litigation charges, net of insurance	**1,548**	159	7
Business impairment charges	**877**	145	410
Equity in (income) loss of affiliated companies	**(42)**	193	89
Other (income) expense	**(4)**	(17)	(57)
Interest and other financial charges	**344**	405	481
	23,219	24,074	22,625
Income (loss) before taxes	**(945)**	(422)	2,398
Tax expense (benefit)	**(725)**	(323)	739
Net income (loss)	**$ (220)**	$ (99)	$ 1,659
Earnings (loss) per share of common stock — basic	**$ (0.27)**	$ (0.12)	$ 2.07
Earnings (loss) per share of common stock — assuming dilution	**$ (0.27)**	$ (0.12)	$ 2.05

The Notes to Financial Statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET

Honeywell International Inc.

(Dollars in Millions)	December 31, 2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 2,021**	$ 1,393
Accounts, notes and other receivables	**3,264**	3,440
Inventories	**2,953**	3,355
Deferred income taxes	**1,296**	972
Other current assets	**661**	734
Total current assets	**10,195**	9,894
Investments and long-term receivables	**624**	466
Property, plant and equipment — net	**4,055**	4,933
Goodwill — net	**5,698**	5,441
Other intangible assets — net	**1,074**	915
Insurance recoveries for asbestos related liabilities	**1,636**	—
Deferred income taxes	**533**	145
Prepaid pension benefit cost	**2,675**	1,643
Other assets	**1,069**	789
Total assets	**$27,559**	$24,226
LIABILITIES		
Current liabilities:		
Accounts payable	**$ 1,912**	$ 1,862
Short-term borrowings	**60**	120
Commercial paper	**201**	3
Current maturities of long-term debt	**109**	416
Accrued liabilities	**4,292**	3,819
Total current liabilities	**6,574**	6,220
Long-term debt	**4,719**	4,731
Deferred income taxes	**419**	875
Postretirement benefit obligations other than pensions	**1,684**	1,845
Asbestos related liabilities	**2,700**	—
Other liabilities	**2,538**	1,385
CONTINGENCIES		
SHAREOWNERS' EQUITY		
Capital — common stock — Authorized 2,000,000,000 shares (par value $1 per share):		
— issued 957,599,900 shares	**958**	958
— additional paid-in capital	**3,409**	3,015
Common stock held in treasury, at cost:		
2002 — 103,106,750 shares; 2001 — 142,633,419 shares	**(3,783)**	(4,252)
Accumulated other nonowner changes	**(1,109)**	(835)
Retained earnings	**9,450**	10,284
Total shareowners' equity	**8,925**	9,170
Total liabilities and shareowners' equity	**$27,559**	$24,226

The Notes to Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS

Honeywell International Inc.

(Dollars in Millions)	Years Ended December 31, 2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$ (220)**	$ (99)	$ 1,659
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
(Gain) loss on sale of non-strategic businesses	**124**	—	(112)
Repositioning and other charges	**634**	2,491	549
Litton settlement payment, net of tax refund of $58 in 2002	**(162)**	(220)	—
Asbestos related litigation charges, net of insurance	**1,548**	159	7
Business impairment charges	**877**	145	410
Depreciation	**671**	724	791
Goodwill and indefinite-lived intangible asset amortization	**—**	204	206
Undistributed earnings of equity affiliates	**(55)**	(1)	(4)
Deferred income taxes	**(793)**	(456)	414
Net taxes paid on sales of businesses	**—**	(42)	(97)
Retirement benefit plans	**(408)**	(380)	(509)
Other	**(46)**	(178)	(201)
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts and notes receivable	**181**	651	(560)
Inventories	**333**	168	(45)
Other current assets	**51**	51	(73)
Accounts payable	**63**	(400)	186
Accrued liabilities	**(418)**	(821)	(632)
Net cash provided by operating activities	**2,380**	1,996	1,989
CASH FLOWS FROM INVESTING ACTIVITIES			
Expenditures for property, plant and equipment	**(671)**	(876)	(853)
Proceeds from disposals of property, plant and equipment	**41**	46	127
Decrease in investments	**91**	—	88
(Increase) in investments	**—**	—	(3)
Cash paid for acquisitions	**(520)**	(122)	(2,523)
Proceeds from sales of businesses	**183**	44	467
Decrease (increase) in short-term investments	**6**	2	(17)
Net cash (used for) investing activities	**(870)**	(906)	(2,714)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net (decrease) increase in commercial paper	**198**	(1,189)	(831)
Net (decrease) increase in short-term borrowings	**(46)**	9	(191)
Proceeds from issuance of common stock	**41**	79	296
Proceeds from issuance of long-term debt	**6**	1,237	1,810
Payments of long-term debt	**(428)**	(390)	(389)
Repurchases of common stock	**—**	(30)	(166)
Cash dividends on common stock	**(614)**	(609)	(599)
Other	**(39)**	—	—
Net cash (used for) financing activities	**(882)**	(893)	(70)
Net increase (decrease) in cash and cash equivalents	**628**	197	(795)
Cash and cash equivalents at beginning of year	**1,393**	1,196	1,991
Cash and cash equivalents at end of year	**$2,021**	$ 1,393	$ 1,196

The Notes to Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY

Honeywell International Inc.

(In Millions, Except Per Share Amounts)	Common Stock Issued		Additional Paid-in Capital	Common Stock Held in Treasury		Accumulated Other Non-owner Changes	Retained Earnings	Total Shareowners' Equity
	Shares	Amount		Shares	Amount			
Balance at December 31, 1999	957.6	$958	$2,318	(162.4)	$(4,254)	$ (355)	$9,932	$8,599
Net income							1,659	1,659
Foreign exchange translation adjustments						(377)		(377)
Unrealized holding gain on marketable securities						3		3
Nonowner changes in shareowners' equity								1,285
Common stock issued for employee savings and option plans (including related tax benefits of $139)			464	16.0	120			584
Repurchases of common stock				(4.3)	(166)			(166)
Cash dividends on common stock ($.75 per share)							(599)	(599)
Other owner changes				0.4	4			4
Balance at December 31, 2000	957.6	958	2,782	(150.3)	(4,296)	(729)	10,992	9,707
Net loss							(99)	(99)
Foreign exchange translation adjustments						(51)		(51)
Minimum pension liability adjustment						(47)		(47)
Unrealized holding loss on marketable securities						(3)		(3)
Change in fair value of effective cash flow hedges						(5)		(5)
Nonowner changes in shareowners' equity								(205)
Common stock issued for employee savings and option plans (including related tax benefits of $38)			225	8.1	71			296
Repurchases of common stock				(0.8)	(30)			(30)
Cash dividends on common stock ($.75 per share)							(609)	(609)
Other owner changes			8	0.4	3			11
Balance at December 31, 2001	957.6	958	3,015	(142.6)	(4,252)	(835)	10,284	9,170
Net loss							**(220)**	**(220)**
Foreign exchange translation adjustments						**310**		**310**
Minimum pension liability adjustment						**(606)**		**(606)**
Change in fair value of effective cash flow hedges						**22**		**22**
Nonowner changes in shareowners' equity								**(494)**
Common stock issued for employee savings and option plans (including related tax expense of $28)			**138**	**7.7**	**54**			**192**
Common stock contributed to pension plans			**286**	**31.5**	**414**			**700**
Cash dividends on common stock ($.75 per share)							**(614)**	**(614)**
Other owner changes			**(30)**	**.3**	**1**			**(29)**
Balance at December 31, 2002	**957.6**	**$958**	**$3,409**	**(103.1)**	**$(3,783)**	**$(1,109)**	**$ 9,450**	**$8,925**

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Honeywell International Inc.

(Dollars in Millions, Except Per Share Amounts)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Honeywell International Inc. is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, automotive products, specialty chemicals, fibers, and electronic and advanced materials. The following is a description of the significant accounting policies of Honeywell International Inc.

Principles of Consolidation

The consolidated financial statements include the accounts of Honeywell International Inc. and all of its subsidiaries in which a controlling interest is maintained. All intercompany transactions and balances are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and on deposit and highly liquid, temporary cash investments with an original maturity of three months or less.

Inventories

Inventories are valued at the lower of cost or market using the first-in, first-out or the average cost method and the last-in, first-out (LIFO) method for certain qualifying domestic inventories.

Investments

Investments in affiliates over which we have a significant influence, but not a controlling interest, are accounted for using the equity method of accounting. Other investments are carried at market value, if readily determinable, or cost. All equity investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. Significant and sustained decreases in quoted market prices and a series of historic and projected operating losses by investees are considered in the review. If the decline in fair value is determined to be other-than-temporary, an impairment loss is recorded and the investment is written down to a new cost basis.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. For financial reporting, the straight-line method of depreciation is used over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of acquisition costs over the fair value of net assets of businesses acquired and, prior to January 1, 2002, was amortized on a straight-line basis over appropriate periods up to 40 years. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 142 requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to income, but instead be replaced with periodic testing for impairment. Intangible assets determined to have definite lives will continue to be amortized over their useful lives. With the adoption of SFAS No. 142, we reassessed the useful lives and residual values of all acquired intangible assets to make any necessary amortization period adjustments. Based on that assessment, an amount related to a trademark in our automotive consumer products business was determined to be an indefinite-lived intangible asset because it is expected to generate cash flows indefinitely. There were no other adjustments made to the amortization period or residual values of other intangible assets. We also completed our goodwill impairment testing during the three months ended March 31, 2002 and determined that there was no impairment as of January 1, 2002. Additionally, we have elected to make March 31 the annual impairment assessment date for our reporting units and will perform additional impairment tests when events or changes in circumstances occur. See Note 13 for additional details.

Other Intangible Assets with Determinable Lives

Other intangible assets with determinable lives are amortized on a straight-line basis over the expected period benefited by future cash inflows up to 25 years.

Long-Lived Assets

We periodically evaluate the recoverability of the carrying amount of long-lived assets (including property, plant and equipment, and intangible assets with determinable lives) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We evaluate events or changes in circumstances based on a number of factors including operating results, business plans and forecasts, general and industry trends and, economic projections and anticipated cash flows. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in earnings. We also continually evaluate the estimated useful lives of all long-lived assets and periodically revise such estimates based on current events.

Sales Recognition

Product and service sales are recognized when persuasive evidence of an arrangement exists, product delivery has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured. Sales under long-term contracts in the Aerospace and Automation and Control Solutions segments are recorded on a percentage-of-completion method measured on the cost-to-cost basis for engineering-type contracts and the units-of-delivery basis for production-type contracts. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident. Revenues from contracts with multiple element arrangements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements. Amounts allocated to each element are based on its objectively determined fair value, such as the sales price for the product or service when it is sold separately or competitor prices for similar products or services.

Aerospace Customer Incentives

We offer sales incentives to commercial aircraft manufacturers and airlines in connection with their selection of our products. These incentives may consist of free products, credits, discounts or upfront cash payments. The cost of these incentives is recognized in the period incurred unless the incentive is subject to recovery through a long-term product maintenance requirement mandated by the Federal Aviation Administration for certified replacement equipment and service. Amounts capitalized at December 31, 2002 and 2001 were $662 and $607 million, respectively, and are being recognized over the estimated minimum life of the aircraft (up to 25 years) as a reduction in future sales or increase in cost of goods sold based on the type of incentive granted. We routinely evaluate the recoverability of these amounts based on forecasted replacement equipment sales over the estimated minimum life of the aircraft. See Note 13 for additional details.

Environmental Expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not provide future benefits, are expensed as incurred. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies. The liabilities for environmental costs recorded in Accrued Liabilities and Other Liabilities at December 31, 2002 were $75 and $360 million, respectively, and at December 31, 2001 were $81 and $375 million, respectively.

Research and Development

Research and development costs for company-sponsored research and development projects are expensed as incurred. Such costs are classified as part of Cost of Goods Sold and were $757, $832 and $818 million in 2002, 2001 and 2000, respectively.

Stock-Based Compensation Plans

We account for our fixed stock option plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Accordingly, no compensation cost is recognized for our fixed stock option plans. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) allows, but does not require, companies to record compensation cost for fixed stock option plans using a fair value based method. As permitted by SFAS No. 123, we elected to continue to account for compensation cost for our fixed stock option plans using the intrinsic value based method under APB No. 25. The following table sets forth pro forma information as if compensation cost had been determined consistent with the requirements of SFAS No. 123.

	2002	2001	2000
Net income (loss), as reported	**$ (220)**	$ (99)	$1,659
Deduct: Total stock-based employee compensation cost determined under fair value method for fixed stock option plans, net of related tax effects	**(64)**	(85)	(75)
Pro forma net income (loss)	**$ (284)**	$ (184)	$1,584
Earnings (loss) per share of common stock:			
Basic — as reported	**$(0.27)**	$(0.12)	$ 2.07
Basic — pro forma	**$(0.35)**	$(0.23)	$ 1.98
Earnings (loss) per share of common stock:			
Assuming dilution — as reported	**$(0.27)**	$(0.12)	$ 2.05
Assuming dilution — pro forma	**$(0.35)**	$(0.23)	$ 1.96

Foreign Currency Translation

Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S.

dollars are translated into U.S. dollars using year-end exchange rates. Sales, costs and expenses are translated at the average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of Accumulated Other Nonowner Changes. For subsidiaries operating in highly inflationary environments, inventories and property, plant and equipment, including related expenses, are remeasured at the exchange rate in effect on the date the assets were acquired, while monetary assets and liabilities are remeasured at year-end exchange rates. Remeasurement adjustments for these operations are included in earnings.

Derivative Financial Instruments

Derivative financial instruments are accounted for under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS No. 133). Under SFAS No. 133, all derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Nonowner Changes and subsequently recognized in earnings when the hedged items impact income. Changes in the fair value of derivatives not designated as hedges and the ineffective portion of cash flow hedges are recorded in current earnings.

Transfers of Financial Instruments

Sales, transfers and securitization of financial instruments are accounted for under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." We sell interests in designated pools of trade accounts receivables to third parties. The receivables are removed from the Consolidated Balance Sheet at the time they are sold. The value assigned to our subordinated interests and undivided interests retained in trade receivables sold is based on the relative fair values of the interests retained and sold. The carrying value of the retained interests approximates fair value due to the short-term nature of the receivable collection period.

Income Taxes

Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures in the accompanying notes. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146), the provisions of which are effective for any exit or disposal activities initiated by us after December 31, 2002. SFAS No. 146 provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. The adoption of the provisions of SFAS No. 146 will impact the measurement and timing of costs associated with any exit and disposal activities initiated after December 31, 2002.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143), the provisions of which are effective for us on January 1, 2003. SFAS No. 143 requires entities to recognize the fair value of a liability for tangible long-lived asset retirement obligations in the period incurred, if a reasonable estimate of fair value can be made. We estimate that our adoption of SFAS No. 143 as of January 1, 2003 will result in a cumulative effect expense adjustment of approximately $35 million.

In November 2002, The FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires us to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The disclosure provisions of FIN 45 are effective as of December 31, 2002 (see Note 21 for additional details). The provisions for initial recognition and measurement of the liability are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. We do not expect the adoption of the provisions of FIN 45 will have a material effect on our consolidated results of operations and financial position.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which requires that the primary beneficiary of a variable interest entity (VIE) consolidate the VIE. We do not expect the adoption of the provisions of FIN 46 will have a material effect on our consolidated results of operations and financial position.

NOTE 2. ACQUISITIONS

We acquired businesses for an aggregate cost of $520, $122 and $2,646 million in 2002, 2001 and 2000, respectively. All our acquisitions were accounted for under the purchase method of accounting, and accordingly, the assets and liabilities of the acquired businesses were recorded at their estimated fair values at the dates of acquisition. Significant acquisitions made in these years are discussed below.

In October 2002 we acquired Invensys Sensor Systems (ISS) for approximately $416 million in cash with $115 million allocated to tangible net assets, $206 million allocated to goodwill and $95 million allocated to other intangible assets. ISS is a global supplier of sensors and controls used in the medical, office automation, aerospace, HVAC, automotive, off-road vehicle and consumer appliance industries. ISS is part of our Automation and Control Products business in our Automation and Control Solutions reportable segment and is expected to strengthen our product offerings in the high-growth medical and automotive-onboard segments. ISS had sales of approximately $253 million in 2002.

In February 2000 we acquired Pittway Corporation (Pittway) for approximately $2.2 billion in cash and the assumption of net debt with $652 million allocated to tangible net assets, $1.5 billion allocated to goodwill and $17 million allocated to other intangible assets. Pittway is a manufacturer and distributor of security and fire systems and other low-voltage products for homes and buildings. Its systems and products are marketed globally under the Ademco, Notifier, System Sensor, ADI, Northern Computers and other brand names. Pittway is part of our Security and Fire Solutions business in our Automation and Control Solutions reportable segment and gives us access to the higher growth security and fire systems business and allows us to offer integrated solutions combining climate controls with security and fire systems. Pittway had sales of approximately $1.6 billion in 1999.

In connection with all acquisitions in 2002, 2001 and 2000, the amounts recorded for transaction costs and the costs of integrating the acquired businesses into Honeywell were not material. The results of operations of all acquired businesses have been included in the consolidated results of Honeywell from their respective acquisition dates. The pro forma results for 2002, 2001 and 2000, assuming these acquisitions had been made at the beginning of the year, would not be materially different from reported results.

NOTE 3. REPOSITIONING, LITIGATION, BUSINESS IMPAIRMENT AND OTHER CHARGES

A summary of repositioning, litigation, business impairment and other charges follows:

	2002	2001	2000
Severance	**$ 270**	$ 727	$157
Asset impairments	**121**	194	141
Exit costs	**62**	95	40
Reserve adjustments	**(76)**	(119)	(46)
Total net repositioning charge	**377**	897	292
Asbestos related litigation charges, net of insurance	**1,548**	159	7
Litton litigation settlement	**—**	440	—
Probable and reasonably estimable legal and environmental liabilities	**30**	249	80
Business impairment charges	**877**	145	410
Customer claims and settlements of contract liabilities	**152**	310	93
Write-offs of receivables, inventories and other assets	**60**	335	84
Investment impairment charges	**15**	112	—
Aerospace jet engine contract cancellation	**—**	100	—
General Electric merger expenses	**—**	42	—
Debt extinguishment loss	**—**	6	—
Total repositioning, litigation, business impairment and other charges	**$3,059**	$2,795	$966

The following table summarizes the pretax distribution of total repositioning, litigation, business impairment and other charges by income statement classification.

	2002	2001	2000
Cost of goods sold	**$ 561**	$2,134	$413
Selling, general and administrative expenses	**45**	151	—
Asbestos related litigation charges, net of insurance	**1,548**	159	7
Business impairment charges	**877**	145	410
Equity in (income) loss of affiliated companies	**13**	200	136
Other (income) expense	**15**	6	—
	$3,059	$2,795	$966

The following table summarizes the pretax impact of total repositioning, litigation, business impairment and other charges by reportable business segment.

	2002	2001	2000
Aerospace	**$ 146**	$ 895	$ 91
Automation and Control Solutions	**212**	785	108
Specialty Materials	**976**	242	399
Transportation and Power Systems	**295**	367	263
Corporate	**1,430**	506	105
	$3,059	$2,795	$966

In 2002, we recognized a repositioning charge of $453 million for workforce reductions across all of our reportable segments and our UOP process technology joint venture. The charge also related to costs for the planned shutdown and consolidation of manufacturing plants in our Specialty Materials and Automation and Control Solutions reportable segments. Severance costs were related to announced workforce reductions of approximately 8,100 manufacturing and administrative positions of which approximately 2,900 positions have been eliminated as of December 31, 2002. These actions are expected to be completed by December 31, 2003. Asset impairments principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Exit costs related principally to incremental costs to exit facilities, including lease termination losses negotiated or subject to reasonable estimation related mainly to closed facilities in our Automation and Control Solutions and Specialty Materials reportable segments. Also, $76 million of previously established severance accruals were returned to income in 2002, due to fewer employee separations than originally anticipated and higher than expected voluntary employee attrition resulting in reduced severance liabilities in our Aerospace, Automation and Control Solutions and Specialty Materials reportable segments.

In 2001, we recognized a repositioning charge of $1,016 million for the cost of actions designed to reduce our cost structure and improve our future profitability. These actions consisted of announced global workforce reductions of approximately 20,000 manufacturing and administrative positions across all of our reportable segments, which are substantially complete. The repositioning charge also included asset impairments and other exit costs related to plant closures and the rationalization of manufacturing capacity and infrastructure, principally in our Specialty Materials, Engines, Systems and Services and Transportation and Power Systems businesses, including the shutdown of our Turbogenerator product line. Other exit costs consisted of contract cancellations and penalties, including lease terminations, negotiated or subject to reasonable estimation. Also, $119 million of previously established accruals, mainly for severance, were returned to income in 2001 due principally to higher than expected voluntary employee attrition resulting in reduced severance liabilities, principally in our Aerospace and Automation and Control Solutions reportable segments.

In 2000, we recognized a repositioning charge of $338 million related to announced global workforce reductions across all of our reportable segments, costs to close a chip package manufacturing plant and related workforce reductions. The charge also included asset impairments principally associated with the completion of previously announced plant shutdowns in our Specialty Materials reportable segment and closure of an affiliate's chemical manufacturing operations, and other environmental exit costs and period expenses. The announced workforce reductions consisted of approximately 2,800 manufacturing and administrative positions, which are complete. Asset impairments were principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Also, $46 million of previously established accruals, principally for severance, were returned to income in 2000 due to higher than expected voluntary employee attrition resulting in reduced severance liabilities, principally in our Automation and Control Solutions and Aerospace reportable segments.

The following table summarizes the status of our total repositioning costs.

	Severance Costs	Asset Impairments	Exit Costs	Merger Fees and Expenses	Total
Balance at December 31, 1999	$ 424	$ —	$ 85	$ 58	$ 567
2000 charges	157	141	40	—	338
2000 usage	(303)	(141)	(41)	(58)	(543)
Adjustments	(42)	—	(4)	—	(46)
Balance at December 31, 2000	236	—	80	—	316
2001 charges	727	194	95	—	1,016
2001 usage	(364)	(194)	(58)	—	(616)
Adjustments	(115)	—	(4)	—	(119)
Balance at December 31, 2001	484	—	113	—	597
2002 charges	**270**	**121**	**62**	**—**	**453**
2002 usage	**(355)**	**(121)**	**(92)**	**—**	**(568)**
Adjustments	**(74)**	**—**	**(2)**	**—**	**(76)**
Balance at December 31, 2002	**$ 325**	**$ —**	**$ 81**	**$ —**	**$ 406**

In 2002, we recognized business impairment charges of $877 million related to businesses in our Specialty Materials and Automation and Control Solutions segments, as well as our Friction Materials business. Based on current operating losses and deteriorating economic conditions in certain chemical and telecommunications end markets, we performed impairment tests and recognized impairment charges of $785 million in 2002 principally related to the write-down of property, plant and equipment held for use in our Nylon System, Performance Fibers and Metglas Specialty Materials businesses, as well as an

Automation and Control Solutions communication business. We also recognized impairment charges of $92 million related principally to the write-down of property, plant and equipment of our Friction Materials business, which is classified as assets held for disposal in Other Current Assets (a plan of disposal of Friction Materials was adopted in 2001; in January 2003, we entered into a letter of intent to sell this business to Federal-Mogul Corp. — See Note 21). In 2002, we recognized asbestos related litigation charges of $1,548 million principally related to costs associated with the potential resolution of asbestos claims of North American Refractories Company (see Note 21). In 2002, we also recognized other charges consisting of customer claims and settlements of contract liabilities of $152 million and write-offs of receivables, inventories and other assets of $60 million. These other charges related mainly to our Advanced Circuits business, bankruptcy of a customer in our Aerospace reportable segment, and customer claims in our Aerospace and Automation and Control Solutions reportable segments. Additionally, we recognized other charges consisting of probable and reasonably estimable environmental liabilities of $30 million and write-offs related to an other than temporary decline in the value of certain equity cost investments of $15 million.

In 2001, we recognized other charges consisting of a settlement of the Litton Systems, Inc. litigation for $440 million, probable and reasonably estimable legal and environmental liabilities of $249 million (see Note 21), asbestos related litigation charges of $159 million (see Note 21), customer claims and settlements of contract liabilities of $310 million and write-offs of receivables, inventories, and other assets of $335 million. Our Friction Materials business was designated as held for disposal, and we recognized an impairment charge of $145 million related to the write-down of property, plant and equipment, goodwill and other identifiable intangible assets to their fair value less costs to sell. We recognized charges of $112 million related to an other than temporary decline in the value of an equity investment and an equity investee's loss contract and a $100 million charge for write-off of investments, including inventory, related to a regional jet engine contract cancellation. We also recognized $42 million of transaction expenses related to the proposed merger with General Electric and redeemed our $200 million 5¾% dealer remarketable securities due 2011, resulting in a loss of $6 million.

In 2000, we identified certain business units and manufacturing facilities as non-core to our business strategy. As a result of this assessment, we implemented cost reduction initiatives and conducted discussions with potential acquirers of these businesses and assets. As part of this process, we evaluated the businesses and assets for possible impairment. As a result of our analysis, we recognized impairment charges in 2000 of $245 and $165 million principally related to the write-down of property, plant and equipment, goodwill and other identifiable intangible assets of our Friction Materials business and a chemical manufacturing facility, respectively. We recognized other charges consisting of probable and reasonably estimable environmental liabilities of $80 million, asbestos related litigation charges of $7 million, customer claims and settlements of contract liabilities of $93 million and write-offs of receivables, inventories and other assets of $84 million.

NOTE 4. GAIN (LOSS) ON SALE OF NON-STRATEGIC BUSINESSES

In 2002, we sold the following businesses:

	Pretax gain (loss)	After-tax gain (loss)
Automation and Control Solutions — Consumer Products	$(131)	$(10)
Specialty Materials — Advanced Circuits	(83)	18
Specialty Materials — Pharmaceutical Fine Chemicals (PFC)	(35)	108
Transportation and Power Systems — Bendix Commercial Vehicle Systems (BCVS)	125	79
	$(124)	$195

We realized proceeds of approximately $435 million in cash and investment securities on the sale of these businesses in 2002. Our Advanced Circuits and PFC businesses had a higher deductible tax basis than book basis which resulted in an after-tax gain. The divestitures of these businesses reduced net sales and increased segment profit in 2002 compared with 2001 by approximately $500 and $31 million, respectively.

In 2000, as a result of a government mandate in connection with the merger of AlliedSignal and the former Honeywell, we sold the TCAS product line of the former Honeywell. We received approximately $215 million in cash resulting in a pretax gain of $112 million. The TCAS product line had annual sales of approximately $100 million.

NOTE 5. OTHER (INCOME) EXPENSE

	Years Ended December 31,		
	2002	2001	2000
Interest income and other	**$(68)**	$(50)	$(79)
Minority interests	**8**	24	34
Foreign exchange (gain) loss	**56**	9	(12)
	$ (4)	$(17)	$(57)

NOTE 6. INTEREST AND OTHER FINANCIAL CHARGES

	Years Ended December 31,		
	2002	2001	2000
Total interest and other financial charges	**$365**	$422	$497
Less — capitalized interest	**(21)**	(17)	(16)
	$344	$405	$481

Cash payments of interest during the years 2002, 2001 and 2000 were $352, $297 and $573 million, respectively.

The weighted average interest rate on short-term borrowings and commercial paper outstanding at December 31, 2002 and 2001 was 1.23 and 7.46 percent, respectively.

NOTE 7. INCOME TAXES

Income (loss) before taxes

	Years Ended December 31,		
	2002	2001	2000
United States	**$(1,262)**	$(751)	$1,842
Foreign	**317**	329	556
	$ (945)	$(422)	$2,398

Tax expense (benefit)

	Years Ended December 31,		
	2002	2001	2000
United States	**$(894)**	$(472)	$508
Foreign	**169**	149	231
	$(725)	$(323)	$739

	Years Ended December 31,		
	2002	2001	2000
Tax expense (benefit) consist of:			
Current:			
United States	**$(128)**	$ (33)	$126
State	**28**	(1)	2
Foreign	**168**	167	197
	68	133	325
Deferred:			
United States	**(726)**	(350)	325
State	**(68)**	(88)	55
Foreign	**1**	(18)	34
	(793)	(456)	414
	$(725)	$(323)	$739

	Years Ended December 31,		
	2002	2001	2000
The U.S. statutory federal income tax rate is reconciled to our effective income tax rate as follows:			
Statutory U.S. federal income tax rate	**(35.0)%**	(35.0)%	35.0%
Taxes on foreign earnings over (under) U.S. tax rate[1]	**10.0**	15.3	(.7)
Asset basis differences	**(33.1)**	(18.5)	2.5
Nondeductible amortization	**2.4**	13.4	2.8
State income taxes[1]	**(2.6)**	(9.3)	1.3
Tax benefits on export sales	**(8.5)**	(25.4)	(5.0)
ESOP dividend tax benefit	**(1.9)**	(4.3)	(.7)
Tax credits	**(1.5)**	(7.7)	(3.5)
Equity income	**(1.7)**	(3.6)	(.4)
All other items — net	**(4.8)**	(1.5)	(.5)
	(76.7)%	(76.6)%	30.8%

[1] Net of changes in valuation allowance.

Deferred tax assets (liabilities)

	December 31,	
	2002	2001
The principal components of deferred tax assets and (liabilities) are as follows:		
Property, plant and equipment basis differences	**$ (572)**	$(878)
Postretirement benefits other than pensions and postemployment benefits	**781**	828
Investment and other asset basis differences	**(192)**	(219)
Other accrued items	**796**	376
Net operating losses	**863**	597
U.S. net capital loss	**196**	—
Tax credits	**253**	167
Undistributed earnings of subsidiaries	**(33)**	(54)
All other items — net	**(491)**	(466)
	1,601	351
Valuation allowance	**(191)**	(111)
	$1,410	$ 240

The amount of federal tax net operating losses available for carryback or carryforward at December 31, 2002 was $1.1 billion, including $987 million generated in 2002. The current year's loss can be carried back five years or carried forward twenty years. Also, included are $118 million of loss carryforwards that were generated by certain subsidiaries prior to their acquisition and have expiration dates through 2019. The use of pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code. We do not anticipate that these limitations will affect utilization of the carryforwards prior to their expiration. Various subsidiaries have state tax net operating loss carryforwards of $4.2 billion at December 31, 2002 with varying expiration dates through 2022. We also have foreign net operating losses of $1.2 billion which are available to reduce future income tax payments in several countries, subject to varying expiration rules.

In 2002, we reported a U.S. net capital loss of $559 million. This loss will be carried back to 1999 and 2000 where there are sufficient capital gains to absorb this loss.

We have U.S. tax credit carryforwards of $101 million at December 31, 2002, including carryforwards of $71 million with various expiration dates through 2022, and tax credits of $30 million which are not subject to expiration. In addition, we have $152 million of foreign tax credits available for carryback or carryforward at December 31, 2002.

The increase in the valuation allowance of $80 million in 2002 was primarily due to foreign tax credits which are not expected to be realized and state tax net operating loss carryforwards (net of federal impact) which we believe will expire unutilized. The portion of the valuation allowance charged to contributed capital was $18 million (net of federal impact), therefore the future realization of any of these tax benefits will be allocated to contributed capital.

Deferred income taxes have not been provided on approximately $2.2 billion of undistributed earnings of foreign affiliated companies, which are considered to be permanently reinvested. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

Cash payments (refunds) of income taxes during the years 2002, 2001 and 2000 were $(14), $79 and $442 million, respectively.

NOTE 8. EARNINGS (LOSS) PER SHARE

The following table sets forth the computations of basic and diluted earnings (loss) per share:

	Net Income (Loss)	Average Shares	Per Share Amount
2002			
Earnings (loss) per share of common stock — basic	**$(220)**	**820,292,870**	**$(0.27)**
Dilutive securities issuable in connection with stock plans		—	
Earnings (loss) per share of common stock — assuming dilution	**$(220)**	**820,292,870**	**$(0.27)**
2001			
Earnings (loss) per share of common stock — basic	$ (99)	812,273,417	$(0.12)
Dilutive securities issuable in connection with stock plans		—	
Earnings (loss) per share of common stock — assuming dilution	$ (99)	812,273,417	$(0.12)
2000			
Earnings per share of common stock — basic	$1,659	800,317,543	$ 2.07
Dilutive securities issuable in connection with stock plans		9,149,959	
Earnings per share of common stock — assuming dilution	$1,659	809,467,502	$ 2.05

As a result of the net loss for 2002 and 2001, 2,527,229 and 4,269,601, respectively, of dilutive securities issuable in connection with stock plans have been excluded from the diluted loss per share calculations because their effect would reduce the loss per share. In 2000, the diluted earnings per share calculation excludes the effect of stock options when the options' exercise prices exceed the average market price of the common shares during the period. In 2000, the number of stock options not included in the computation was 14,563,673. These stock options were outstanding at the end of 2000.

NOTE 9. ACCOUNTS, NOTES AND OTHER RECEIVABLES

	December 31,	
	2002	2001
Trade	**$3,064**	$3,168
Other	**347**	400
	3,411	3,568
Less — Allowance for doubtful accounts	**(147)**	(128)
	$3,264	$3,440

We sell interests in designated pools of trade accounts receivables to third parties. The sold receivables are over-collateralized by $120 million at December 31, 2002 and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivables pools. New receivables are sold under the agreement as previously sold receivables are collected. Losses are recognized when our interest in the receivables are sold. The retained interests in the receivables are shown at the amounts expected to be collected by us, and such carrying value approximates the fair value of our retained interests. We are compensated for our services in the collection and administration of the receivables.

	December 31,	
	2002	2001
Designated pools of trade receivables	**$ 911**	$ 803
Interest sold to third parties	**(500)**	(500)
Retained interest	**$ 411**	$ 303

Losses on sales of receivables were $10, $22 and $34 million in 2002, 2001 and 2000, respectively. No credit losses were incurred during those years.

NOTE 10. INVENTORIES

	December 31,	
	2002	2001
Raw materials	**$ 936**	$1,024
Work in process	**804**	869
Finished products	**1,361**	1,603
	3,101	3,496
Less —		
Progress payments	**(28)**	(25)
Reduction to LIFO cost basis	**(120)**	(116)
	$2,953	$3,355

Inventories valued at LIFO amounted to $146 and $136 million at December 31, 2002 and 2001, respectively. Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $120 and $116 million higher at December 31, 2002 and 2001, respectively.

NOTE 11. INVESTMENTS AND LONG-TERM RECEIVABLES

	December 31,	
	2002	2001
Investments	**$160**	$312
Long-term receivables	**464**	154
	$624	$466

There were no equity securities classified as available-for-sale at December 31, 2002. The fair value and cost basis of equity securities classified as available-for-sale at December 31, 2001 was $92 million.

NOTE 12. PROPERTY, PLANT AND EQUIPMENT

	December 31,	
	2002	2001
Land and improvements	**$ 297**	$ 316
Machinery and equipment	**8,646**	8,874
Buildings and improvements	**1,836**	1,968
Construction in progress	**378**	523
	11,157	11,681
Less — Accumulated depreciation and amortization	**(7,102)**	(6,748)
	$ 4,055	$ 4,933

Depreciation expense was $671, $724 and $791 million in 2002, 2001 and 2000, respectively.

NOTE 13. GOODWILL AND OTHER INTANGIBLES — NET

The change in the carrying amount of goodwill for the year ended December 31, 2002 by reportable segment is as follows:

	December 31, 2001	Acquisitions	Divestitures	Currency Translation Adjustment	**December 31, 2002**
Aerospace	$1,595	$ 46	$ —	$ 3	**$1,644**
Automation and Control Solutions	2,461	211	(13)	19	**2,678**
Specialty Materials	861	—	(24)	12	**849**
Transportation and Power Systems	524	—	—	3	**527**
	$5,441	$257	$(37)	$37	**$5,698**

Intangible assets are comprised of:

	December 31, 2002		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets with determinable lives:			
Investments in Aerospace customer incentives	**$ 769**	**$(107)**	**$ 662**
Patents and trademarks	**411**	**(286)**	**125**
Other	**433**	**(183)**	**250**
	1,613	**(576)**	**1,037**
Trademark with indefinite life	**46**	**(9)**	**37**
	$1,659	**$(585)**	**$1,074**

	December 31, 2001		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets with determinable lives:			
Investments in Aerospace customer incentives	$ 685	$ (78)	$607
Patents and trademarks	412	(276)	136
Other	320	(185)	135
	1,417	(539)	878
Trademark with indefinite life	46	(9)	37
	$1,463	$(548)	$915

Intangible assets amortization expense was $59, $56 and $60 million in 2002, 2001 and 2000, respectively. Estimated intangible assets amortization expense for each of the five succeeding years approximates $60 million.

In accordance with SFAS No. 142, prior year amounts were not restated. A reconciliation of the previously reported net income (loss) and earnings (loss) per share to the amounts adjusted for the reduction of amortization expense, net of the related income tax effect, is as follows:

	Years Ended December 31,	
	2001	2000
Net Income (Loss)		
Reported net income (loss)	$ (99)	$1,659
Amortization adjustment	196	197
Adjusted net income	$ 97	$1,856
Earnings (loss) per share of common stock — basic		
Reported earnings (loss) per share — basic	$(0.12)	$ 2.07
Amortization adjustment	0.24	0.25
Adjusted earnings per share — basic	$ 0.12	$ 2.32
Earnings (loss) per share of common stock — assuming dilution		
Reported earnings (loss) per share — assuming dilution	$(0.12)	$ 2.05
Amortization adjustment	0.24	0.24
Adjusted earnings per share — assuming dilution	$ 0.12	$ 2.29

NOTE 14. ACCRUED LIABILITIES

	December 31,	
	2002	2001
Compensation and benefit costs	**$ 440**	$ 638
Customer advances	**458**	489
Income taxes	**56**	31
Environmental costs	**75**	81
Asbestos related liabilities	**741**	182
Litton litigation settlement	**—**	220
Severance	**325**	484
Product warranties and performance guarantees	**179**	178
Other	**2,018**	1,516
	$4,292	$3,819

NOTE 15. LONG-TERM DEBT AND CREDIT AGREEMENTS

	December 31,	
	2002	2001
6.875% notes due 2005	**$ 750**	$ 750
5.25% notes due 2006	**282**	247
8⅜% debentures due 2006	**100**	100
5⅛% notes due 2006	**500**	500
7.0% notes due 2007	**350**	350
7⅛% notes due 2008	**200**	200
6.20% notes due 2008	**200**	200
Zero coupon bonds and money multiplier notes, 13.0% – 14.26%, due 2009	**100**	100
7.50% notes due 2010	**1,000**	1,000
6⅛% notes due 2011	**500**	500
Industrial development bond obligations, 4.40% – 6.75%, maturing at various dates through 2036	**86**	80
6⅝% debentures due 2028	**216**	216
9.065% debentures due 2033	**51**	51
Other (including capitalized leases), 1.54% – 12.50%, maturing at various dates through 2033	**384**	437
	$4,719	$4,731

The schedule of principal payments on long-term debt is as follows:

	At December 31,
	2002
2003	**$ 109**
2004	**30**
2005	**925**
2006	**899**
2007	**356**
Thereafter	**2,509**
	4,828
Less — current portion	**(109)**
	$4,719

We maintain $2 billion of bank revolving credit facilities with a group of banks which are comprised of: (a) a $1 billion Five-Year Credit Agreement and (b) a $1 billion 364-Day Credit Agreement. The credit agreements are maintained for general corporate purposes including support for the issuance of commercial paper. We had no balance outstanding under either agreement at December 31, 2002.

Neither of the credit agreements restricts our ability to pay dividends and neither contains financial covenants. The failure to comply with customary conditions or the occurrence of customary events of default contained in the credit agreements would prevent any further borrowings and would generally require the repayments of any outstanding borrowings under such credit agreements. Such events of default include (a) non-payment of credit agreement debt and interest, (b) noncompliance with the terms of the credit agreement covenants, (c) default on other debt in certain circumstances, (d) bankruptcy and (e) defaults upon obligations under the Employee Retirement Income Security Act. Additionally, each of the banks has the right to terminate its commitment to lend under the credit agreements if any person or group acquires beneficial ownership of 30 percent or more of our voting stock or, during any 12-month period, individuals who were directors of Honeywell at the beginning of the period cease to constitute a majority of the Board of Directors (the Board).

Loans under the Five-Year Credit Agreement are required to be repaid no later than December 2, 2004. We have agreed to pay a facility fee of 0.065 percent per annum on the aggregate commitment for the Five-Year Credit Agreement.

Interest on borrowings under the Five-Year Credit Agreement would be determined, at our option, by (a) an auction bidding procedure; (b) the highest of the floating base rate of the agent bank, 0.5 percent above the average CD rate, or 0.5 percent above the Federal funds rate or (c) the Eurocurrency rate plus 0.135 percent (applicable margin).

The commitments under the 364-Day Credit Agreement terminate on November 26, 2003. If the credit facility is drawn, any outstanding balance on November 26, 2003 may be converted to a one year term loan at our option. We have agreed to pay a facility fee of 0.06 percent per annum on the aggregate commitment for the 364-Day Credit Agreement, and we have paid upfront fees of 0.04 percent.

Interest on borrowings under the 364-Day Credit Agreement would be determined, at our option, by (a) an auction bidding procedure; (b) the highest of the floating base rate of the agent bank, 0.5 percent above the average CD rate, or 0.5 percent above the Federal funds rate or (c) the Eurocurrency rate plus 0.24 percent (applicable margin). The applicable margin on and after the term loan conversion is 0.60 percent.

The facility fee and the applicable margin over the Eurocurrency rate on both the Five-Year Credit Agreement and the 364-Day Credit Agreement are subject to increase or decrease if our long-term debt ratings change, but the revolving credit facilities are not subject to termination based on a decrease in our debt ratings.

NOTE 16. LEASE COMMITMENTS

Future minimum lease payments under operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

	At December 31, 2002
2003	$ 310
2004	265
2005	204
2006	145
2007	119
Thereafter	331
	$1,374

We have entered into agreements to lease land, equipment and buildings. Principally all our operating leases have initial terms of up to 25 years, and some contain renewal options subject to customary conditions. At any time during the terms of some of our leases, we may at our option purchase the leased assets for amounts that approximate fair value. In certain instances, to obtain favorable financing terms from lessors, we used variable interest entities (as defined in FIN 46) to finance leased property. At December 31, 2002, we were leasing aircraft, equipment, land and buildings with related liabilities of approximately $320 million on which we provided residual value guarantees on the leased assets of approximately $265 million. Pursuant to FIN 46, we must consolidate all variable interest entities in which we are the primary beneficiary no later than July 1, 2003. We do not expect that any of our commitments under the lease agreements will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

Rent expense was $274, $321 and $306 million in 2002, 2001 and 2000, respectively.

NOTE 17. FINANCIAL INSTRUMENTS

As a result of our global operating and financing activities, we are exposed to market risks from changes in interest and foreign currency exchange rates and commodity prices, which may adversely affect our operating results and financial position. We minimize our risks from interest and foreign currency exchange rate and commodity price fluctuations through our normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Credit and Market Risk

Financial instruments, including derivatives, expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. We manage our exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. Our counterparties are substantial investment and commercial banks with significant experience using such derivative instruments. We monitor the impact of market risk on the fair value and cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities. We do not use derivative financial instruments for trading or other speculative purposes and do not use leveraged derivative financial instruments.

We continually monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. While concentrations of credit risk associated with our trade accounts and notes receivable are considered minimal due to our diverse customer base, a significant portion of our customers are in the commercial air transport industry (aircraft manufacturers and airlines) accounting for approximately 17 percent of our consolidated sales in 2002. Following the abrupt downturn in the aviation industry after the terrorist attacks on September 11, 2001 and the already weak economy, we modified terms and conditions of our credit sales to mitigate or eliminate concentrations of credit risk with any single customer. Our sales are not materially dependent on a single customer or a small group of customers.

Foreign Currency Risk Management

We conduct our business on a multinational basis in a wide variety of foreign currencies. Our exposure to market risk for changes in foreign currency exchange rates arises from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities and anticipated transactions arising from international trade. Our objective is to preserve the economic value of cash flows in non-functional currencies. We attempt to have all transaction exposures hedged with natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through foreign currency forward and option agreements with third parties. Our principal currency exposures relate to the Euro, the British pound, the Canadian dollar, and the U.S. dollar.

We hedge monetary assets and liabilities denominated in foreign currencies. Prior to conversion into U.S dollars, these assets and liabilities are remeasured at spot exchange rates in effect on the balance sheet date. The effects of changes in spot rates are recognized in earnings and included in Other (Income) Expense. We hedge our exposure to changes in foreign exchange rates principally with forward contracts. Forward contracts are marked-to-market with the resulting gains and losses similarly recognized in earnings offsetting the gains and losses on the foreign currency denominated monetary assets and liabilities being hedged.

We partially hedge forecasted 2003 sales and purchases denominated in foreign currencies with currency forward contracts. When the dollar strengthens against foreign currencies, the decline in value of forecasted foreign currency cash inflows (sales) or outflows (purchases) is partially offset by the recognition of gains (sales) and losses (purchases), respectively, in the value of the forward contracts designated as hedges. Conversely, when the dollar weakens against foreign currencies, the increase in value of forecasted foreign currency cash inflows (sales) or outflows (purchases) is partially offset by the recognition of losses (sales) and gains (purchases), respectively, in the value of the forward contracts designated as hedges. Market value gains and losses on these contracts are recognized in earnings when the hedged transaction is recognized. Deferred gains and losses on forward contracts, used to hedge forecasted sales and purchases, were $2 and $1 million, respectively, at December 31, 2002. The deferred gains and losses are expected to be reclassified into Sales and Cost of Goods Sold within the next twelve months. All open forward contracts mature by December 31, 2003.

At December 31, 2002 and 2001, we had contracts with notional amounts of $1,203 and $1,507 million, respectively, to exchange foreign currencies, principally in the Euro countries and Great Britain.

Commodity Price Risk Management

Our exposure to market risk for commodity prices arises from changes in our cost of production. We mitigate our exposure to commodity price risk through the use of long-term, firm-price contracts with our suppliers and forward commodity purchase agreements with third parties hedging anticipated purchases of several commodities (principally natural gas). Forward commodity purchase agreements are marked-to-market, with the resulting gains and losses recognized in earnings when the hedged transaction is recognized.

Interest Rate Risk Management

We use a combination of financial instruments, including medium-term and short-term financing, variable-rate commercial paper, and interest rate swaps to manage the interest rate mix of our total debt portfolio and related overall cost of borrowing. At December 31, 2002 and 2001, interest rate swap agreements designated as fair value hedges effectively changed $1,132 and $1,096 million, respectively, of fixed rate debt at an average rate of 6.51 and 6.55 percent, respectively, to LIBOR based floating rate debt. Our interest rate swaps mature through 2007.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, trade accounts and notes receivables, payables, commercial paper and short-term borrowings contained in the Consolidated Balance Sheet approximates fair value. Summarized below are the carrying values and fair values of our other financial instruments at December 31, 2002 and 2001. The fair values are based on the quoted market prices for the issues (if traded), current rates offered to us for debt of the same remaining maturity and characteristics, or other valuation techniques, as appropriate.

	December 31, 2002		December 31, 2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets				
Available-for-sale equity securities	$ —	$ —	$ 92	$ 92
Long-term receivables	464	443	154	145
Interest rate swap agreements	76	76	5	5
Foreign currency exchange contracts	8	8	5	5
Forward commodity contracts	5	5	1	1
Liabilities				
Long-term debt and related current maturities (excluding capitalized leases)	$(4,812)	$(5,261)	$(5,121)	$(5,407)
Interest rate swap agreements	—	—	(10)	(10)
Foreign currency exchange contracts	(16)	(16)	(11)	(11)
Forward commodity contracts	—	—	(7)	(7)

NOTE 18. CAPITAL STOCK

We are authorized to issue up to 2,000,000,000 shares of common stock, with a par value of one dollar. Common shareowners are entitled to receive such dividends as may be declared by the Board, are entitled to one vote per share, and are entitled, in the event of liquidation, to share ratably in all the assets of Honeywell which are available for distribution to the common shareowners. Common shareowners do not have preemptive or conversion rights. Shares of common stock issued and outstanding or held in the treasury are not liable to further calls or assessments. There are no restrictions on us relative to dividends or the repurchase or redemption of common stock.

We are authorized to issue up to 40,000,000 shares of preferred stock, without par value, and can determine the number of shares of each series, and the rights, preferences and limitations of each series. At December 31, 2002, there was no preferred stock outstanding.

NOTE 19. OTHER NONOWNER CHANGES IN SHAREOWNERS' EQUITY

Total nonowner changes in shareowners' equity are included in the Consolidated Statement of Shareowners' Equity. The components of Accumulated Other Nonowner Changes are as follows:

	Pretax	Tax	After-Tax
Year Ended December 31, 2002			
Unrealized gains on securities available-for-sale	$ —	$ —	$ —
Reclassification adjustment for gains on securities available-for-sale included in net income	—	—	—
Net unrealized gains arising during the year	—	—	—
Foreign exchange translation adjustments	310	—	310
Change in fair value of effective cash flow hedges	35	(13)	22
Minimum pension liability adjustment	(956)	350	(606)
	$(611)	$337	$(274)
Year Ended December 31, 2001			
Unrealized losses on securities available-for-sale	$ (4)	$ 1	$ (3)
Reclassification adjustment for losses on securities available-for-sale included in net income	—	—	—
Net unrealized losses arising during the year	(4)	1	(3)
Foreign exchange translation adjustments	(51)	—	(51)
Change in fair value of effective cash flow hedges	(8)	3	(5)
Minimum pension liability adjustment	(78)	31	(47)
	$(141)	$ 35	$(106)
Year Ended December 31, 2000			
Unrealized gains on securities available-for-sale	$ 4	$ (1)	$ 3
Reclassification adjustment for gains on securities available-for-sale included in net income	—	—	—
Net unrealized gains arising during the year	4	(1)	3
Foreign exchange translation adjustments	(377)	—	(377)
	$(373)	$ (1)	$(374)

The components of Accumulated Other Nonowner Changes are as follows:

	December 31,		
	2002	2001	2000
Cumulative foreign exchange translation adjustment	**$ (413)**	$(723)	$(672)
Unrealized holding gains on securities available-for-sale	**—**	—	3
Change in fair value of effective cash flow hedges	**17**	(5)	—
Minimum pension liability	**(713)**	(107)	(60)
	$(1,109)	$(835)	$(729)

NOTE 20. STOCK-BASED COMPENSATION PLANS

We have stock plans available to grant incentive stock options, non-qualified stock options and stock appreciation rights to officers and employees.

Fixed Stock Options

The exercise price, term and other conditions applicable to each option granted under the stock plans are generally determined by the Management Development and Compensation Committee of the Board. The options are granted at a price equal to our stock's fair market value on the date of grant. The options generally become exercisable over a three-year period and expire after ten years.

The following table summarizes information about stock option activity for the three years ended December 31, 2002:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 1999	56,040,503	$36.81
Granted	4,506,804	45.68
Exercised	(12,115,659)	23.22
Lapsed or canceled	(2,431,324)	52.87
Outstanding at December 31, 2000	46,000,324	40.36
Granted	15,479,120	36.23
Exercised	(3,121,867)	21.49
Lapsed or canceled	(4,477,952)	51.24
Outstanding at December 31, 2001	53,879,625	39.37
Granted	**2,996,005**	**33.61**
Exercised	**(1,692,005)**	**18.15**
Lapsed or canceled	**(3,168,916)**	**43.14**
Outstanding at December 31, 2002	**52,014,709**	**39.50**

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number Outstanding	Weighted Average Life[1]	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$16.00 – $29.79	**8,796,515**	**2.3**	**$20.88**	**7,545,015**	**$20.76**
$30.14 – $39.94	**24,086,509**	**7.4**	**36.10**	**14,583,207**	**36.39**
$40.02 – $49.97	**10,265,929**	**6.0**	**43.39**	**9,286,785**	**43.09**
$50.13 – $66.73	**8,865,756**	**6.9**	**62.66**	**6,764,201**	**62.62**
	52,014,709	**6.2**	**39.50**	**38,179,208**	**39.58**

[1] Average remaining contractual life in years.

There were 30,142,728 and 26,998,346 options exercisable at weighted average exercise prices of $37.66 and $32.06 at December 31, 2001 and 2000, respectively. There were 19,524,057 shares available for future grants under the terms of our stock option plans at December 31, 2002.

The following table sets forth fair value per share information, including related assumptions, used to determine compensation cost (see Note 1) consistent with the requirements of SFAS No. 123.

	2002	2001	2000
Weighted average fair value per share of options granted during the year[1]	**$12.64**	$13.71	$18.21
Assumptions:			
Historical dividend yield	**1.9%**	1.5%	1.4%
Historical volatility	**43.8%**	40.9%	27.8%
Risk-free rate of return	**4.2%**	5.2%	6.4%
Expected life (years)	**5.0**	5.0	5.0

[1] Estimated on date of grant using Black-Scholes option-pricing model.

Restricted Stock Units

Restricted stock unit (RSU) awards entitle the holder to receive one share of common stock for each unit when the units vest. RSU's are issued to certain key employees as compensation and as incentives tied directly to the achievement of certain performance objectives.

RSU's issued were 1,777,700, 186,500 and 1,374,640 in 2002, 2001 and 2000, respectively. There were 2,342,960, 1,580,091 and 2,449,749 RSU's outstanding, with a weighted average grant date fair value per share of $37.12, $43.49 and $47.33 at December 31, 2002, 2001 and 2000, respectively.

Non-Employee Directors' Plan

We also have a Stock Plan for Non-Employee Directors (Directors' Plan) under which restricted shares and options are granted. Each new director receives a one-time grant of 3,000 shares of common stock, subject to specific restrictions.

The Directors' Plan provides for an annual grant to each director of options to purchase 2,000 shares of common stock at the fair market value on the date of grant. We have set aside 450,000 shares for issuance under the Directors' Plan. Options generally become exercisable over a three-year period and expire after ten years.

Employee Stock Match Plans

We sponsor employee savings plans under which we match, in the form of our common stock, certain eligible U.S. employee savings plan contributions. Shares issued under the stock match plans were 5.6, 4.9 and 3.9 million in 2002, 2001 and 2000, respectively, at a cost of $173, $185 and $161 million, respectively.

NOTE 21. COMMITMENTS AND CONTINGENCIES

Shareowner Litigation

Honeywell and seven of its current and former officers were named as defendants in several purported class action lawsuits filed in the United States District Court for the District of New Jersey (the Securities Law Complaints). The Securities Law Complaints principally allege that the defendants violated federal securities laws by purportedly making false and misleading statements and by failing to disclose material information concerning Honeywell's financial performance, thereby allegedly causing the value of Honeywell's stock to be artificially inflated. On January 15, 2002, the District Court dismissed the consolidated complaint against four of Honeywell's current and former officers. The Court has granted plaintiffs' motion for class certification defining the purported class as all purchasers of Honeywell stock between December 20, 1999 and June 19, 2000.

The parties have agreed to participate in a two day settlement mediation in April, 2003 in an attempt to resolve the cases without resort to a trial. All significant discovery in the cases has been stayed pending further order of the court.

Notwithstanding our agreement to mediate, we believe there is no factual or legal basis for the allegations in the Securities Law Complaints. Although it is not possible at this time to predict the litigation outcome of these cases, we expect to prevail if the cases are not resolved through mediation. However, an adverse litigation outcome could be material to our consolidated financial position or results of operations. As a result of the uncertainty regarding the outcome of this matter no provision has been made in our financial statements with respect to this contingent liability.

Environmental Matters

We are subject to various federal, state and local government requirements relating to the protection of employee health and safety and the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury to our employees and employees of our customers and that our handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental matters, including past production of products containing toxic substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

With respect to environmental matters involving site contamination, we continually conduct studies, individually at our owned sites, and jointly as a member of industry groups at non-owned sites, to determine the feasibility of various remedial techniques to address environmental matters. It is our policy to record appropriate liabilities for environmental matters when environmental assessments are made or remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. With respect to site contamination, the timing of these accruals is generally no later than the completion of feasibility studies. We expect to fund expenditures for these matters from operating cash flow. The timing of cash expenditures depends on a number of factors, including the timing of litigation and settlements of personal injury and property damage claims, regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.

Although we do not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies, litigation or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they could be material to our consolidated results of operations. However, considering our past experience and existing reserves, we do not expect that these matters will have a material adverse effect on our consolidated financial position.

Asbestos Matters

Like many other industrial companies, Honeywell is a defendant in personal injury actions related to asbestos. We did not mine or produce asbestos, nor did we make or sell insulation products or other construction materials that have been identified as the primary cause of asbestos related disease in the vast majority of claimants. Rather, we made several products that contained small amounts of asbestos.

Honeywell's Bendix Friction Materials business manufactured automotive brake pads that included asbestos in an encapsulated form. There is a group of potential claimants consisting largely of professional brake mechanics. From 1981 through December 31, 2002, we have resolved approximately 60,000 Bendix claims at an average indemnity cost per claim of approximately two thousand dollars. Through the second quarter of 2002, Honeywell had no out-of-pocket costs for these cases since its insurance deductible was satisfied many years ago. Beginning with claim payments made in the third quarter of 2002, Honeywell began advancing indemnity and defense claim costs which amounted to approximately $70 million in payments in the second half of 2002. A substantial portion of this amount is expected to be reimbursed by insurance and $57 million has been recorded as a receivable. There are currently approximately 50,000 claims pending and we have no reason to believe that the historic rate of dismissal will change.

On January 30, 2003, Honeywell and Federal-Mogul Corp. (Federal-Mogul) entered into a letter of intent (LOI) pursuant to which Federal-Mogul would acquire Honeywell's automotive Bendix Friction Materials (Bendix) business, with the exception of certain U.S. based assets. In exchange, Honeywell would receive a permanent channeling injunction shielding it from all current and future personal injury asbestos liabilities related to Honeywell's Bendix business.

Federal-Mogul, its U.S. subsidiaries and certain of its United Kingdom subsidiaries voluntarily filed for financial restructuring under Chapter 11 of the U.S. Bankruptcy Code in October 2001. Federal-Mogul will seek to establish one or more trusts under Section 524(g) of the U.S. Bankruptcy Code as part of its reorganization plan, including a trust for the benefit of Bendix asbestos claimants. The reorganization plan to be submitted to the Bankruptcy Court for approval will contemplate that the U.S. Bankruptcy Court in Delaware would issue an injunction in favor of Honeywell that would channel to the Bendix 524(g) trust all present and future asbestos claims relating to Honeywell's Bendix business. The 524(g) trust created for the benefit of the Bendix claimants would receive the rights to proceeds from Honeywell's Bendix related insurance policies and would make these proceeds available to the Bendix claimants. Honeywell would have no obligation to contribute any additional amounts toward the settlement or resolution of Bendix related asbestos claims.

In the fourth quarter of 2002, we recorded a charge of $167 million consisting of a $131 million reserve for the sale of Bendix to Federal-Mogul, our estimate of asbestos related liability net of insurance recoveries and costs to complete the anticipated transaction with Federal-Mogul. Completion of the transaction contemplated by the LOI is subject to the negotiation of definitive agreements, the confirmation of Federal-Mogul's plan of reorganization by the Bankruptcy Court, the issuance of a final, non-appealable 524(g) channeling injunction permanently enjoining any Bendix related asbestos claims against Honeywell, and the receipt of all required governmental approvals. We do not believe that completion of such transaction would have a material adverse impact on our consolidated results of operations or financial position. There can be no assurance, however, that the transaction contemplated by the LOI will be completed. Honeywell presently has $2 billion of insurance coverage remaining with respect to Bendix related asbestos claims. Although it is impossible to predict the outcome of pending or future claims, in light of our potential exposure, our prior experience in resolving these claims, and our insurance coverage, we do not believe that the Bendix related asbestos claims will have a material adverse effect on our consolidated financial position.

Another source of claims is refractory products (high temperature bricks and cement) sold largely to the steel industry in the East and Midwest by North American Refractories Company (NARCO), a business we owned from 1979 to 1986. Less than 2 percent of NARCO's products contained asbestos.

When we sold the NARCO business in 1986, we agreed to indemnify NARCO with respect to personal injury claims for products that had been discontinued prior to the sale (as defined in the sale agreement). NARCO retained all liability for all other claims. NARCO had resolved approximately 176,000 claims through January 4, 2002, the date NARCO filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code, at an average cost per claim of two thousand two hundred dollars. Of those claims, 43 percent were dismissed on the ground that there was insufficient evidence that NARCO was responsible for the claimant's asbestos exposure. As of the date of NARCO's bankruptcy filing, there were approximately 116,000 remaining claims pending against NARCO, including approximately 7 percent in which Honeywell was also named as a defendant. Since 1983, Honeywell and our insurers have contributed to the defense and settlement costs associated with NARCO claims. We have approximately $2 billion of insurance remaining that can be specifically allocated to NARCO related liability.

As a result of the NARCO bankruptcy filing, all of the claims pending against NARCO are automatically stayed pending the reorganization of NARCO. In addition, because the claims pending against Honeywell necessarily will impact the liabilities of NARCO, because the insurance policies held by Honeywell are essential to a successful NARCO reorganization, and because Honeywell has offered to commit the value of those policies to the reorganization, the bankruptcy court has temporarily enjoined any claims against Honeywell, current or future, related to NARCO. Although the stay has been extended eleven times since January 4, 2002, there is no assurance that such stay will remain in effect. In connection with NARCO's bankruptcy filing, we paid NARCO's parent company $40 million and agreed to provide NARCO with up to $20 million in financing. We also agreed to pay $20 million to NARCO's parent company upon the filing of a plan of reorganization for NARCO acceptable to Honeywell, and to pay NARCO's parent company $40 million, and to forgive any outstanding NARCO indebtedness, upon the confirmation and consummation of such a plan.

As a result of ongoing negotiations with counsel representing NARCO related asbestos claimants regarding settlement of all pending and potential NARCO related asbestos claims against Honeywell, we have reached definitive agreements or agreements in principle with approximately 236,000 claimants, which represents approximately 90 percent of the approximately 260,000 current claimants who are now expected to file a claim as part of the NARCO reorganization process. We are also in discussions with the NARCO Committee of Asbestos Creditors on Trust Distribution Procedures for NARCO. We believe that, as part of the NARCO plan of reorganization, a trust will be established pursuant to these Trust Distribution Procedures for the benefit of all asbestos claimants, current and future. If the trust is put in place and approved by the court as fair and equitable, Honeywell as well as NARCO will be entitled to a permanent channeling injunction barring all present and future individual actions in state or federal courts and requiring all asbestos related claims based on exposure to NARCO products to be made against the federally-supervised trust. As part of its ongoing settlement negotiations, Honeywell is seeking to cap its annual contributions to the trust with respect to future claims at a level that would not have a material impact on Honeywell's operating cash flows. Given the substantial progress of negotiations between Honeywell and NARCO related asbestos claimants and between Honeywell and the Committee of Asbestos Creditors during the fourth quarter of 2002, Honeywell has developed an estimated liability for settlement of pending and future asbestos claims.

During the fourth quarter of 2002, Honeywell recorded a charge of $1.4 billion for NARCO related asbestos litigation charges, net of insurance recoveries. This charge consists of the the estimated liability to settle current asbestos related claims, the estimated liability related to future asbestos related claims through 2018 and obligations to NARCO's parent, net of insurance recoveries of $1.8 billion.

The estimated liability for current claims is based on terms and conditions, including evidentiary requirements, in definitive agreements or agreements in principle with approximately 90 percent of current claimants. Once finalized, settlement payments with respect to current claims are expected to be made over approximately a four-year period.

The liability for future claims estimates the probable value of future asbestos related bodily injury claims asserted against NARCO over a 15 year period and obligations to NARCO's parent as discussed above. In light of the uncertainties inherent in making long-term projections we do not believe that we have a reasonable basis for estimating asbestos claims beyond 2018 under Statement of Financial Accounting Standard No. 5 "Accounting for Contingencies." Honeywell retained the expert services of Hamilton, Rabinovitz and Alschuler, Inc. (HR&A) to project the probable number and value, including trust claim handling costs, of asbestos related future liabilities. The methodology used to estimate the liability for future claims has been commonly accepted by numerous courts and is the same methodology that is utilized by the expert who is routinely retained by the asbestos claimants committee in asbestos related bankruptcies. The valuation methodology includes an analysis of the population likely to have been exposed to asbestos containing products, epidemiological studies to estimate the number of people likely to develop asbestos related diseases, NARCO claims filing history and the pending inventory of NARCO asbestos related claims.

Honeywell has substantial insurance that reimburses it for portions of the costs incurred to settle NARCO related claims and court judgments as well as defense costs. This coverage is provided by a large number of insurance policies written by dozens of insurance companies in both the domestic insurance market and the London excess market. Over one-half of this coverage is with Equitas and other London-based insurance companies with a majority of this coverage subject to a coverage-in-place agreement. Coverage-in-place agreements are settlement agreements between policyholders and the insurers specifying the terms and conditions under which coverage will be applied as claims are presented for payment. These agreements govern such things as what events will be deemed to trigger coverage, how liability for a claim will be allocated among insurers and what procedures the policyholder must follow in order to obligate the insurer to pay claims. We conducted an analysis to determine the amount of insurance that we estimate is probable that we will recover in relation to payment of current and projected future claims. While the substantial majority of our insurance carriers are solvent, some of our individual carriers are insolvent, which has been considered in our analysis of probable recoveries. Some of our insurance carriers have challenged our right to enter into settlement agreements resolving all NARCO related asbestos claims against Honeywell. However, we believe there is no factual or legal basis for such challenges and we believe that it is probable that we will prevail in the resolution of, or in any litigation that is brought regarding these disputes and have recognized approximately $900 million in probable insurance recoveries from these carriers. We made judgments concerning insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of any pertinent solvency issues surrounding insurers and various judicial determinations relevant to our insurance programs. Based on our analysis, we recorded insurance recoveries that are deemed probable through 2018 of $1.8 billion.

Projecting future events is subject to many uncertainties that could cause the NARCO related asbestos liabilities to be higher or lower than those projected and recorded. There is no assurance that ongoing settlement negotiations will be successfully completed, that a plan of reorganization will be proposed or confirmed, that insurance recoveries will be timely or whether there will be any NARCO related asbestos claims beyond 2018. Given the inherent uncertainty in predicting future events, we plan to review our estimates periodically, and update them based on our experience and other relevant factors. Similarly we will reevaluate our projections concerning our probable insurance recoveries in light of any changes to the projected liability or other developments that may impact insurance recoveries.

NARCO and Bendix asbestos related balances are included in the following balance sheet accounts:

	December 31,	
	2002	2001
Other current assets	**$ 320**	$180
Insurance recoveries for asbestos related liabilities	**1,636**	—
	$1,956	$180
Accrued liabilities	**$ 741**	$182
Asbestos related liabilities	**2,700**	—
	$3,441	$182

Warranties and Guarantees

We have issued or are a party to the following direct and indirect guarantees at December 31, 2002:

	Maximum Potential Future Payments
Operating lease residual values	$340
Other third parties' financing	181
Unconsolidated affiliates' financing	37
Customer and vendor financing	29
	$587

In connection with our disposition of BCVS we guaranteed $172 million of its debt (included in other third parties' financing). Any payment we might make under this guarantee is recoverable from the acquirer of BCVS, whose payment is backed by a letter of credit issued by a commercial bank.

At December 31, 2002, no amounts were recorded related to these guarantees. We do not expect that these guarantees will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

In connection with the disposition of certain businesses and facilities we have indemnified the purchasers for the expected cost of remediation of environmental contamination, if any, existing on the date of disposition. Such expected costs are accrued when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated.

In the normal course of business we issue product warranties and product performance guarantees. We accrue for the estimated cost of product warranties and performance guarantees based on contract terms and historical experience at the time of sale. Adjustments to initial obligations for warranties and guarantees are made as changes in the obligations become reasonably estimable. The following table summarizes information concerning our recorded obligations for product warranties and product performance guarantees:

	December 31,		
	2002	2001	2000
Beginning of year	**$ 217**	$198	$187
Accruals for warranties/guarantees issued during the year	**158**	216	197
Adjustment of pre-existing warranties/guarantees	**(18)**	(3)	(3)
Settlement of warranty/guarantee claims	**(140)**	(194)	(183)
End of year	**$ 217**	$217	$198

Product warranties and product performance guarantees are included in the following balance sheet accounts:

	December 31,	
	2002	2001
Accrued liabilities	**$179**	$178
Other liabilities	**38**	39
	$217	$217

Other Matters

We are subject to a number of other lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the conduct of our business. With respect to all these other matters, including those relating to commercial transactions, government contracts, product liability and non-environmental health and safety matters, while the ultimate results of these lawsuits, investigations and claims cannot be determined, we do not expect that these matters will have a material adverse effect on our consolidated results of operations or financial position.

NOTE 22. PENSION AND OTHER POSTRETIREMENT BENEFITS

We maintain pension plans covering the majority of our employees and retirees, and postretirement benefit plans for retirees that include health care benefits and life insurance coverage. Pension benefits for substantially all U.S. employees are provided through non-contributory, defined benefit pension plans. Employees in foreign countries, who are not U.S. citizens, are covered by various retirement benefit arrangements, some of which are considered to be defined benefit pension plans for accounting purposes. Our retiree medical plans cover U.S. employees who retire with pension eligibility for hospital, professional and other medical services. Most of the U.S. retiree medical plans require deductibles and copayments, and virtually all are integrated with Medicare. Retiree contributions are generally required based on coverage type, plan and Medicare eligibility. The retiree medical and life insurance plans are not funded. Claims and expenses are paid from our general assets.

Net periodic pension and other postretirement benefit costs (income) for our significant plans include the following components:

	Pension Benefits		
	2002	2001	2000
Service cost	**$ 201**	$ 194	$ 193
Interest cost	**753**	765	702
Assumed return on plan assets	**(1,164)**	(1,201)	(1,151)
Amortization of transition asset	**(7)**	(11)	(13)
Amortization of prior service cost	**43**	49	53
Recognition of actuarial (gains) losses	**13**	(52)	(114)
Settlements and curtailments	**14**	(54)	(50)
Benefit (income)	**$ (147)**	$ (310)	$ (380)

	Other Postretirement Benefits		
	2002	2001	2000
Service cost	**$ 21**	$ 20	$ 23
Interest cost	**141**	142	131
Assumed return on plan assets	**—**	—	—
Amortization of prior service (credit)	**(22)**	(19)	(18)
Recognition of actuarial (gains) losses	**10**	2	(4)
Settlements and curtailments	**(30)**	—	(34)
Benefit cost	**$ 120**	$ 145	$ 98

The following table summarizes the balance sheet impact, including the benefit obligations, assets, funded status and actuarial assumptions associated with our significant pension and other postretirement benefit plans.

	Pension Benefits		Other Postretirement Benefits	
	2002	2001	**2002**	2001
Change in benefit obligation:				
Benefit obligation at beginning of year	**$10,952**	$10,132	**$ 2,149**	$ 1,952
Service cost	**201**	194	**21**	20
Interest cost	**753**	765	**141**	142
Plan amendments	**25**	37	**(32)**	(6)
Actuarial losses	**633**	748	**215**	210
Acquisitions (divestitures)	**(105)**	(7)	**—**	—
Benefits paid	**(868)**	(857)	**(199)**	(169)
Settlements and curtailments	**(48)**	(49)	**(34)**	—
Other	**117**	(11)	**(20)**	—
Benefit obligation at end of year	**11,660**	10,952	**2,241**	2,149
Change in plan assets:				
Fair value of plan assets at beginning of year	**11,051**	12,264	**—**	—
Actual return on plan assets	**(912)**	(383)	**—**	—
Company contributions	**885**	46	**—**	—
Acquisitions (divestitures)	**(103)**	(8)	**—**	—
Benefits paid	**(868)**	(857)	**—**	—
Other	**125**	(11)	**—**	—
Fair value of plan assets at end of year	**10,178**	11,051	**—**	—
Funded status of plans	**(1,482)**	99	**(2,241)**	(2,149)
Unrecognized transition (asset)	**1**	(8)	**—**	—
Unrecognized net loss	**3,829**	1,118	**528**	297
Unrecognized prior service cost (credit)	**193**	239	**(153)**	(157)
Net amount recognized	**$ 2,541**	$ 1,448	**$(1,866)**	$(2,009)
Actuarial assumptions at December 31:				
Discount rate	**6.75%**	7.25%	**6.75%**	7.25%
Assumed rate of return on plan assets	**10.00%**	10.00%	**—**	—
Assumed annual rate of compensation increase	**4.00%**	4.00%	**—**	—

The assumed rate of return on plan assets used to determine pension income in 2002, 2001 and 2000 was 10 percent. Based on our historic plan asset returns and the continued deterioration in financial market returns in 2002 we are reducing the assumed rate of return on plan assets from 10 to 9 percent for purposes of determining 2003 pension benefit cost (income).

In 2002 we made voluntary contributions of $830 million to our U.S. defined benefit pension plans to improve the funded status of our plans. The contributions included $700 million of Honeywell common stock. We have appointed an independent fiduciary to hold and make all investment decisions with respect to the contributed shares. At December 31, 2002 and 2001, the fair value of our pension plan assets invested in Honeywell common stock were $811 and $79 million, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for our pension plans with accumulated benefit obligations in excess of plan assets were $4,315, $4,036 and $3,109 million, respectively, at December 31, 2002 and $1,296, $1,262 and $865 million, respectively, at December 31, 2001.

Due to the continued poor market performance of our pension fund assets and a decline in the discount rate used to estimate our pension liabilities, we were required to adjust the minimum pension liability recorded in our Consolidated Balance Sheet at December 31, 2002. The effect of this adjustment was to increase pension liabilities by $921 million (total minimum pension liability included in other liabilities at December 31, 2002 was $1.2 billion), increase intangible assets by $8 million, increase deferred income tax assets by $350 million, and increase accumulated other nonowner changes by $606 million ($956 million on a pretax basis).

For measurement purposes, we assumed an annual health-care cost trend rate of 9 percent for covered healthcare benefits in 2003. The rate was assumed to decrease gradually to 5 percent in 2007 and remain at that level thereafter. Assumed health-care cost trend rates have a significant effect on the amounts reported for our retiree health-care plan. A one-percentage-point change in assumed health-care cost trend rates would have the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 9	$ (8)
Effect on postretirement benefit obligation	$124	$(111)

NOTE 23. SEGMENT FINANCIAL DATA

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131), establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of SFAS No. 131 and is consistent with how business results are reported internally to management.

We globally manage our business operations through strategic business units (SBUs) serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, automotive products and chemicals. Based on similar economic and operational characteristics, our SBUs are aggregated into the following four reportable segments:

- Aerospace includes Engines, Systems and Services (auxiliary power units; propulsion engines; environmental control systems; engine controls; repair and overhaul services; hardware; logistics and power generation systems); Aerospace Electronic Systems (flight safety communications, navigation, radar and surveillance systems; aircraft and airfield lighting; management and technical services and advanced systems and instruments); and Aircraft Landing Systems (aircraft wheels and brakes).
- Automation and Control Solutions includes Automation and Control Products (controls for heating, cooling, indoor air quality, ventilation, humidification and home automation; advanced software applications for home/building control and optimization; sensors, switches, control systems and instruments for measuring pressure, air flow, temperature, electrical current and, security and fire detection, access control and video surveillance systems); Service (installs, maintains and upgrades systems that keep buildings safe, comfortable and productive); and Industry Solutions (provides full range of automation and control solutions for industrial plants, offering advanced software and automation systems that integrate, control and monitor complex processes in many types of industrial settings).
- Specialty Materials includes fibers; specialty films; intermediate chemicals; fluorine-based products; pharmaceutical and agricultural chemicals; specialty waxes, adhesives and sealants; process technology; wafer fabrication materials and services; and amorphous metals.
- Transportation and Power Systems includes Garrett Engine Boosting Systems (turbochargers and charge-air coolers); the Consumer Products Group (car care products including anti-freeze, filters, spark plugs, cleaners, waxes and additives); and Friction Materials (friction material and related brake system components).

The accounting policies of the segments are the same as those described in Note 1. We evaluate segment performance based on segment profit, which excludes general corporate unallocated expenses, gains (losses) on sales of non-strategic businesses, equity income, other (income) expense, interest and other financial charges and repositioning, litigation, business impairment and other charges. Intersegment sales approximate market and are not significant. Reportable segment data were as follows:

	2002	2001	2000
Net sales			
Aerospace	**$ 8,855**	$ 9,653	$ 9,988
Automation and Control Solutions	**6,978**	7,185	7,384
Specialty Materials	**3,205**	3,313	4,055
Transportation and Power Systems	**3,184**	3,457	3,527
Corporate	**52**	44	69
	$22,274	$23,652	$25,023

	2002	2001	2000
Depreciation			
Aerospace	**$ 224**	$ 232	$ 268
Automation and Control Solutions	**167**	178	178
Specialty Materials	**180**	199	204
Transportation and Power Systems	**66**	78	89
Corporate	**34**	37	52
	$ 671	$ 724	$ 791
Goodwill and indefinite-lived intangible asset amortization			
Aerospace	**$ —**	$ 60	$ 60
Automation and Control Solutions	**—**	92	86
Specialty Materials	**—**	32	40
Transportation and Power Systems	**—**	20	20
	$ —	$ 204	$ 206
Segment profit			
Aerospace	**$ 1,358**	$ 1,741	$ 2,195
Automation and Control Solutions	**890**	819	986
Specialty Materials	**57**	52	334
Transportation and Power Systems	**357**	289	274
Corporate	**(154)**	(153)	(160)
	$ 2,508	$ 2,748	$ 3,629
Capital expenditures			
Aerospace	**$ 182**	$212	$225
Automation and Control Solutions	**106**	154	193
Specialty Materials	**233**	325	261
Transportation and Power Systems	**108**	172	145
Corporate	**42**	13	29
	$ 671	$ 876	$ 853
Total assets			
Aerospace	**$ 7,094**	$ 8,003	$ 8,454
Automation and Control Solutions	**7,044**	6,827	7,510
Specialty Materials	**3,512**	4,053	4,243
Transportation and Power Systems	**2,201**	2,195	2,792
Corporate	**7,708**	3,148	2,176
	$27,559	$24,226	$25,175

A reconciliation of segment profit to consolidated income (loss) before taxes is as follows:

	2002	2001	2000
Segment profit	**$ 2,508**	$ 2,748	$3,629
Gain (loss) on sale of non-strategic businesses	**(124)**	—	112
Asbestos related litigation charges, net of insurance	**(1,548)**	(159)	(7)
Business impairment charges	**(877)**	(145)	(410)
Repositioning and other charges[1]	**(634)**	(2,490)	(549)
Equity in income of affiliated companies	**55**	7	47
Other income	**19**	22	57
Interest and other financial charges	**(344)**	(405)	(481)
Income (loss) before taxes	**$ (945)**	$ (422)	$2,398

[1] In 2001 includes cumulative effect adjustment of $1 million of income related to adoption of SFAS No. 133.

NOTE 24. GEOGRAPHIC AREAS — FINANCIAL DATA

	Net Sales[1]		
	2002	2001	2000
United States	**$15,522**	$17,421	$18,007
Europe	**4,192**	4,264	4,313
Other International	**2,560**	1,967	2,703
	$22,274	$23,652	$25,023

	Long-lived Assets[2]		
	2002	2001	2000
United States	**$ 8,665**	$ 9,402	$ 9,540
Europe	**1,756**	1,491	1,617
Other International	**406**	396	517
	$10,827	$11,289	$11,674

[1] Sales between geographic areas approximate market and are not significant. Net sales are classified according to their country of origin. Included in United States net sales are export sales of $2,249, $3,074 and $3,194 million in 2002, 2001 and 2000, respectively.

[2] Long-lived assets are comprised of property, plant and equipment, goodwill and other intangible assets.

NOTE 25. UNAUDITED QUARTERLY FINANCIAL INFORMATION

	2002					2001				
	MAR. 31[1][2]	JUNE 30[3][4]	SEPT. 30	DEC. 31[5][6]	YEAR	MAR. 31[7]	JUNE 30[8]	SEPT. 30[9]	DEC. 31[10]	YEAR
Net sales	**$5,199**	**$5,651**	**$5,569**	**$5,855**	**$22,274**	$5,944	$6,066	$5,789	$5,853	$23,652
Gross profit	**1,126**	**1,220**	**1,333**	**980**	**4,659**	971	1,110	614	832	3,527
Net income (loss)	**376**	**459**	**412**	**(1,467)**	**(220)**	41	50	(308)	118	(99)
Earnings (loss) per share — basic	**.46**	**.56**	**.50**	**(1.78)**	**(.27)**	.05	.06	(.38)	.14	(.12)
Earnings (loss) per share — assuming dilution	**.46**	**.56**	**.50**	**(1.78)[11]**	**(.27)[11]**	.05	.06	(.38)[11]	.14	(.12)[11]
Dividends paid	**.1875**	**.1875**	**.1875**	**.1875**	**.75**	.1875	.1875	.1875	.1875	.75
Market price[12]										
High	**40.37**	**40.76**	**36.50**	**27.08**	**40.76**	49.42	53.50	38.95	34.50	53.50
Low	**29.11**	**34.85**	**21.66**	**19.20**	**19.20**	35.93	34.90	23.59	25.65	23.59

Note: 2001 includes amortization of goodwill and indefinite-lived intangible assets in the after-tax amount of $49 million, or $0.06 per share in each quarter. See Note 13 for additional details.

[1] Includes a $53 million net provision for repositioning charges and business impairment charges of $43 million for the write-down of long-lived assets of our Friction Materials business and a chemical manufacturing facility. The total pretax charge was $96 million, after-tax $69 million, or $0.08 per share. The total pretax charge included in gross profit was $46 million.

[2] Includes an after-tax gain of $79 million, or $0.09 per share, on the disposition of our Bendix Commercial Vehicle Systems business.

[3] Includes a $137 million net provision for repositioning and other charges, after-tax $93 million, or $0.11 per share. The total pretax charge included in gross profit was $127 million.

[4] Includes an after-tax gain of $98 million, or $0.12 per share, on the dispositions of our Pharmaceutical Fine Chemicals and Automation and Control's Consumer Products businesses.

[5] Includes a $444 million net provision for repositioning and other charges, business impairment charges of $834 million and asbestos related litigation charges of $1,548 million. The total pretax charge was $2,826 million, after-tax $1,897 million, or $2.30 per share. The total pretax charge included in gross profit was $444 million.

[6] Includes an after-tax gain of $18 million, or $0.02 per share, on the disposition of our Advanced Circuits business.

[7] Includes a $495 million provision for repositioning and other charges, a charge of $95 million for the impairment of an equity investment and an equity investee's loss contract and a net provision of $5 million, consisting of $6 million for a charge related to the early extinguishment of debt and a $1 million benefit recognized upon the adoption of SFAS No. 133. The total pretax charge was $595 million, after-tax $374 million, or $0.46 per share. The total pretax charge included in gross profit was $474 million.

[8] Includes a $462 million net provision for repositioning and other charges, asbestos related litigation charges of $111 million and a charge of $78 million for the impairment of an equity investment. The total pretax charge was $651 million, after-tax $400 million, or $0.49 per share. The total pretax charge included in gross profit was $397 million.

[9] Includes a $788 million net provision for repositioning and other charges, business impairment charges of $145 million, asbestos related litigation charges of $48 million and a charge of $27 million for the impairment of an equity investment. The total pretax charge was $1,008 million, after-tax $668 million, or $0.82 per share. The total pretax charge included in gross profit was $723 million.

[10] Includes a charge of $440 million for the Litton litigation settlement and a charge of $100 million for the write-off of investments related to an Aerospace regional jet engine contract cancellation. The total pretax charge was $540 million, all of which was included in gross profit, after-tax $329 million, or $0.40 per share.

[11] Dilutive securities issuable in connection with stock plans have been excluded from the calculation of loss per share because their effect would reduce the loss per share.

[12] From composite tape — stock is primarily traded on the New York Stock Exchange.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements of Honeywell International Inc. and subsidiaries are the responsibility of the Company's management and have been prepared in accordance with generally accepted accounting principles in the United States of America. Management is responsible for the integrity and objectivity of the financial statements, including estimates and judgments reflected in them, and fulfills this responsibility primarily by establishing and maintaining accounting systems and practices supported by internal controls.

Our internal controls are designed to provide reasonable assurance as to the integrity and reliability of our consolidated financial statements and to adequately safeguard, verify and maintain accountability of assets. Our internal controls include disclosure controls and procedures designed to ensure timely, accurate and complete disclosure. These internal controls are based on established written policies and procedures, are implemented by trained and skilled personnel, and are monitored and evaluated by management.

PricewaterhouseCoopers LLP, independent accountants, are retained to audit Honeywell International Inc.'s consolidated financial statements. Their accompanying report is based on an audit conducted in accordance with auditing standards generally accepted in the United States of America, which include the consideration of the Company's internal controls to establish the basis for determining the nature, timing and extent of audit tests to be applied.

Our Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent, non-employee Directors. The Audit Committee meets regularly with the independent auditors and with the Company's internal auditors, both privately and with management present, to review accounting, auditing, internal control and financial reporting matters.



David M. Cote
Chairman and Chief
Executive Officer



Richard F. Wallman
Senior Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF HONEYWELL INTERNATIONAL INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareowners' equity and of cash flows present fairly, in all material respects, the financial position of Honeywell International Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."



PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 6, 2003



SENIOR MANAGEMENT TEAM (FROM LEFT TO RIGHT) TOP ROW: Richard F. Wallman, Robert D. Johnson, J. Kevin Gilligan, Larry E. Kittelberger,
MIDDLE ROW: William L. Ramsey, Thomas W. Weidenkopf, Rhonda G. Germany, Robert J. Gillette
FRONT ROW: Nance K. Dicciani, David M. Cote, Peter M. Kreindler

LEADERSHIP TEAM

DAVID M. COTE
Chairman and
Chief Executive Officer

NANCE K. DICCIANI
President and
Chief Executive Officer
Specialty Materials

ROBERT J. GILLETTE
President and
Chief Executive Officer
Transportation and Power Systems

J. KEVIN GILLIGAN
President and
Chief Executive Officer
Automation and Control Solutions

ROBERT D. JOHNSON
President and
Chief Executive Officer
Aerospace

LARRY E. KITTELBERGER
Senior Vice President
Administration and
Chief Information Officer

PETER M. KREINDLER
Senior Vice President and
General Counsel

RICHARD F. WALLMAN
Senior Vice President and
Chief Financial Officer

THOMAS W. WEIDENKOPF
Senior Vice President
Human Resources and
Communications

RHONDA G. GERMANY
Vice President
Strategy and Business
Development

WILLIAM L. RAMSEY
Vice President
Six Sigma and Operations

FRANK W. DALY
President
Air Transport Systems

DEAN M. FLATT
President
Aerospace Electronic Systems

ROGER FRADIN
President
Automation and Control Products

TIMOTHY J. KEATING
Senior Vice President
Government Relations

THOMAS L. BUCKMASTER
Vice President
Corporate Communications

JAMES V. GELLY
Vice President and Treasurer

THOMAS F. LARKINS
Vice President, Corporate Secretary,
and Deputy General Counsel

EDWARD T. TOKAR
Vice President
Investments

JOHN J. TUS
Vice President and Controller



BOARD OF DIRECTORS

DAVID M. COTE
Chairman and
Chief Executive Officer
Honeywell International Inc.
Age: 50; elected in 2002

HANS W. BECHERER [1,2,4]
Former Chairman and
Chief Executive Officer
Deere & Company
(mobile power machinery and financial services)
Age 67; elected in 1991

GORDON M. BETHUNE [2,4]
Chairman and
Chief Executive Officer
Continental Airlines, Inc.
(international commercial airline company)
Age 61; elected in 1999

MARSHALL N. CARTER [1,3]
Senior Fellow at the Center for Business and Government,
John F. Kennedy School of Government, Harvard University
Age 62; elected in 1999

JAIME CHICO PARDO [2,5]
Vice Chairman and
Chief Executive Officer
Telefonos de Mexico
S.A. de C.V. (TELMEX)
(telecommunications)
Age 53; elected in 1999

ANN M. FUDGE [1,3,5]
Former President
Beverages, Desserts and Post divisions
Kraft Foods, Inc.
(packaged foods)
Age 51; elected in 1993

JAMES J. HOWARD [1,3]
Chairman Emeritus
Xcel Energy Inc.
(energy company)
Age 67; elected in 1999

BRUCE KARATZ [2,4]
Chairman and
Chief Executive Officer
KB Home
(residential and commercial builder)
Age 57; elected in 1999

ROBERT P. LUCIANO [2,4,5]
Chairman Emeritus
Schering-Plough Corporation
(pharmaceuticals and consumer products)
Age 69; elected in 1989

RUSSELL E. PALMER [1,2,5]
Chairman and
Chief Executive Officer
The Palmer Group
(private investment firm)
Age 68; elected in 1987

IVAN G. SEIDENBERG [2,4]
President and Chief Executive Officer
Verizon Communications Inc.
(telecommunications and information services provider)
Age 56; elected in 1995

JOHN R. STAFFORD [1,4,5]
Consultant and
Retired Chairman of the Board
Wyeth
(pharmaceutical, health care products and animal health)
Age 65; elected in 1993

MICHAEL W. WRIGHT [1,3,5]
Retired Chairman, President and Chief Executive Officer
SUPERVALU INC.
(food distributor and retailer)
Age 64; elected in 1999

COMMITTEES OF THE BOARD

[1] **AUDIT COMMITTEE**
Russell E. Palmer, Chair

[2] **CORPORATE GOVERNANCE COMMITTEE**
Bruce Karatz, Chair

[3] **CORPORATE RESPONSIBILITY COMMITTEE**
Ann M. Fudge, Chair

[4] **MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE**
Robert P. Luciano, Chair

[5] **RETIREMENT PLANS COMMITTEE**
Michael W. Wright, Chair

(PICTURED FROM LEFT TO RIGHT ON OPPOSITE PAGE)

(Top row) James J. Howard, Jaime Chico Pardo, Hans W. Becherer, Bruce Karatz
(Second row) Marshall N. Carter, John R. Stafford, Gordon M. Bethune
(Third row) Russell E. Palmer, Robert P. Luciano, Michael W. Wright
(Front row) Ivan G. Seidenberg, David M. Cote, Ann M. Fudge

SHAREOWNER INFORMATION

ANNUAL MEETING The Annual Meeting of Shareowners will be held at 10 a.m. on Monday, April 28, 2003, at Honeywell's corporate headquarters, 101 Columbia Rd., Morristown, New Jersey.

DIVIDENDS/SHAREOWNERS MATTERS Honeywell's Dividend Reinvestment and Share Purchase Plan provides for automatic reinvestment of common stock dividends at market price. Participants also may add cash for the purchase of additional shares of common stock without payment of any brokerage commission or service charge. Honeywell offers Direct Registration, or paperless stock ownership. This means that instead of getting a paper stock certificate to represent your shares, your shares are held in your name and tracked electronically on our records.

The company has established a Direct Deposit of Dividends service enabling registered shareowners to have their quarterly dividend payments sent electronically to their bank accounts on the payment date.

For more information on these services or for answers to questions about dividend checks, stock transfers or other shareowner matters, please contact Honeywell's transfer agent and registrar:

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
(800) 647-7147
http://www.amstock.com
E-mail: info@amstock.com

FORM 10-K Shareowners may request a copy of Form 10-K, which the company files with the Securities and Exchange Commission, by contacting:

Honeywell International Inc.
Corporate Publications
P.O. Box 2245
Morristown, NJ 07962-2245
(973) 455-5402

STOCK EXCHANGE LISTINGS Honeywell's Common Stock is listed on the New York, Chicago, and Pacific stock exchanges under the symbol HON. It is also listed on the London stock exchange. Shareowners of record as of December 31, 2002, totaled 89,758.

GENERAL INQUIRIES For additional shareowner inquiries, please contact Honeywell's Shareowner Services at (800) 647-7147. For information on Honeywell's products, please call the company's Customer Support Center at (800) 421-2133 or (602) 365-2180. The company's Internet address is http://www.honeywell.com.

Honeywell International Inc.
101 Columbia Road
P.O. Box 2245
Morristown, NJ 07962-2245
USA

Honeywell